EXHIBIT 99.1
SECOND QUARTER 2011
NEWS RELEASE

Agrium reports record second quarter
August 3, 2011 — ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today record consolidated net earnings (“net earnings”) of $718-million ($4.54 diluted earnings per share) for the second quarter of 2011, compared with net earnings of $518-million in the second quarter of 2010 ($3.28 diluted earnings per share). Net earnings from continuing operations, which exclude earnings associated with the AWB Limited (“AWB”) Commodity Management businesses, the majority of which was sold to Cargill, Incorporated (“Cargill”) on May 11, 2011, were $728-million ($4.60 diluted earnings per share) for the second quarter of 2011.
“Agrium’s competitive advantages and strong global position across our business units and products allowed us to fully capitalize on the strengthening agricultural fundamentals and achieve record results this quarter. Despite this spring being one of the wettest and latest in history across much of North America, our diversity throughout the value chain enabled us to deliver record earnings. Growers in the Eastern U.S. corn belt and Western Canada in particular were not able to plant all the acreage, or apply all the nutrients, they would have liked to this spring. Global crop and crop nutrient markets remain tight. The combination of all these factors is expected to bode well for crop input demand this fall and Agrium will be there to provide the products necessary for growers to maximize their yields and returns,” said Agrium President & CEO Mike Wilson.
“Agrium continued to deliver on its value-add growth objectives this quarter. Our Wholesale business unit expanded its fertilizer distribution capability in Europe with the acquisition of Cerealtoscana and Agroport. Our Retail and Advanced Technologies business units announced the purchase of Tetra Micronutrients, a producer and distributor of custom liquid plant nutrition and dry micro nutrient products. More recently, Advanced Techologies announced the closing of the purchase for Evergro, a leading manufacturer and distributor of horticultural and professional turf products in Western Canada. Agrium also concluded the sale of the majority of the AWB Commodity Management businesses to Cargill, allowing us to focus our efforts on realizing the full potential of the Landmark retail business in Australia,” added Mr. Wilson.
The 2011 second quarter results include a pre-tax share-based payment recovery of $10-million ($0.04 diluted earnings per share). Excluding this item, net earnings from continuing operations would have been $721-million ($4.56 diluted earnings per share from continuing operations) for the second quarter of 2011.1
Consistent with our past practice, we intend to provide earnings guidance for the second half of the year when we release our third quarter results for 2011.

[1]	Second quarter effective tax rate of 28 percent used for adjusted diluted earnings per share calculations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
August 3, 2011
Unless otherwise indicated, the financial information presented and discussed in this Management’s Discussion and Analysis (“MD&A”) is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and all comparisons of results for the second quarter of 2011 (three months ended June 30, 2011) are against results for the second quarter of 2010 (three months ended June 30, 2010) and all comparisons of results for the first half of 2011 (six months ended June 30, 2011) are against results for the first half of 2010 (six months ended June 30, 2010). All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated.
The following interim MD&A updates our annual MD&A included in our 2010 Annual Report to Shareholders, to which our readers are referred and is as of August 3, 2011. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves, pursuant to the authority delegated to it by the Board of Directors this disclosure. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A. Forward-Looking Statements are outlined after the Outlook, Key Risks and Uncertainties section of this press release.
2011 Second Quarter Operating Results
CONSOLIDATED NET EARNINGS
Agrium’s 2011 second quarter consolidated net earnings (“net earnings”) were $718-million, or $4.54 diluted earnings per share, compared to net earnings of $518-million, or $3.28 diluted earnings per share, for the same quarter of 2010. Net earnings for the first half of 2011 were $889-million, or $5.62 diluted earnings per share, compared to $517-million, or $3.27 diluted earnings per share.
Financial Overview

	Three months ended June 30,				Six months ended June 30,
(Millions of U.S. dollars, except per share amounts and effective tax rate)	2011	2010	$ Change	% Change	2011	2010	$ Change	% Change

Sales	6,198	4,431	1,767	40%	9,152	6,279	2,873	46%
Gross profit	1,675	1,063	612	58%	2,400	1,425	975	68%
Expenses	627	333	294	88%	1,093	666	427	64%
Earnings from continuing operations before finance costs and income taxes (“EBIT”)	1,048	730	318	44%	1,307	759	548	72%
Consolidated net earnings from continuing operations(1)	728	518	210	41%	888	517	371	72%
Consolidated net earnings	718	518	200	39%	889	517	372	72%
Diluted earnings per share from continuing operations	4.60	3.28	1.32	40%	5.62	3.27	2.35	72%
Diluted earnings per share	4.54	3.28	1.26	38%	5.62	3.27	2.35	72%

Effective tax rate	28%	26%	N/A	2%	28%	26%	N/A	2%

(1)	See “Discontinued Operations” below for a discussion of our discontinued operations.

Our consolidated gross profit for the second quarter and first half of 2011 increased by $612-million and $975-million, respectively, primarily due to higher gross profit from all three of our strategic business units, with highlights as follows:
•	An increase in Wholesale’s gross profit of $346-million and $537-million for the second quarter and first half of 2011, respectively, as higher crop pricing drove up demand and selling prices for all major products.

•	The addition of the Landmark Retail operations accounted for an increase of $116-million and $215-million in Retail’s gross profit for the second quarter and first half of 2011, respectively, with over half of the contribution coming from merchandise and other services.

•	Excluding Landmark, Retail’s gross profit increased by $161-million in the second quarter of 2011 and $240-million in the first half of 2011 due to higher fertilizer pricing and higher sales volume for crop protection products and seeds.
The $294-million increase in expenses for the second quarter of 2011 was primarily driven by:
•	Higher Retail selling and general and administrative expenses due to the addition of the Landmark business in the fourth quarter of 2010 and other recent acquisitions.

•	An $81-million increase in expenses for our Other non-operating business unit (see section “Other” for discussion on the drivers behind this increase in expenses).

Our consolidated EBIT increased by $318-million for the second quarter of 2011.

The $427-million increase in expenses for the first half of 2011 was primarily driven by:

•	Higher Retail selling and general and administrative expenses due to the addition of the Landmark business in the fourth quarter of 2010 and other recent acquisitions.

•	A $123-million increase in expenses for our Other non-operating business unit (see section “Other” for discussion on the drivers behind this increase in expenses).
Our consolidated EBIT increased by $548-million for the first half of 2011.

Below is a summary of our other expenses (income) for the second quarter and first half of 2011 and 2010:

	Three months ended June 30,		Six months ended June 30,
(Millions of U.S. dollars)	2011	2010	2011	2010

Realized loss on derivative financial instruments	27	21	75	28
Unrealized (gain) loss on derivative financial instruments	(15)	(29)	(45)	32
Foreign exchange gain	(17)	(6)	(42)	(5)
Potash profit and capital tax	15	1	26	4
Gain on disposal of marketable securities	—	—	—	(52)
Environmental remediation and asset retirement obligations	23	4	24	2
Interest income	(19)	(13)	(33)	(21)
Bad debt expense	22	18	27	24
Other	20	(7)	25	(3)

	56	(11)	57	9

The effective tax rate was 28 percent for the second quarter and first half of 2011 compared to the effective tax rate of 26 percent for the same periods last year. The increase in the effective tax rate was due to the recognition of a previously unrecognized tax benefit in 2010.
BUSINESS SEGMENT PERFORMANCE
Retail
Retail reported record second quarter results this year for sales, gross profit, EBIT and EBITDA. Second quarter sales were $4.6-billion, a 39 percent increase over the $3.3-billion in the second quarter of 2010. Gross profit during the quarter was $996-million, which is significantly greater than the $719-million reported for the same period last year. EBIT also improved to $486-million in the second quarter of 2011, an increase over the $361-million from the second quarter of 2010. Retail’s performance this quarter was due to robust demand for all crop inputs and related services globally, including strong benchmark prices for all major nutrients. The strong second quarter results were achieved despite extremely wet conditions across the U.S. Corn Belt and Western Canada which delayed the spring season significantly.
Crop nutrient sales were $2.1-billion in the second quarter of 2011, compared to $1.4-billion for the same period last year. The increase was attributable to higher nutrient selling prices and sales volumes during the quarter compared to the same period last year. Higher sales volumes were due to the inclusion of the Landmark business which offset slightly lower sales volumes in North America due to challenging weather conditions this spring. Gross profit was $377-million this quarter, compared to $252-million in the second quarter of 2010. Total crop nutrient margins were 18 percent in the second quarter of 2011, similar to the same quarter last year.
North American crop nutrient margins increased to 20 percent this quarter versus 18 percent reported last year due to prudent inventory management and purchases. We anticipate strong North American fall demand as growers continue to focus on maximizing yields and acreage to take advantage of high grain prices and attractive margins.
Crop protection sales were $1.5-billion in the second quarter of 2011, an 18 percent increase over the $1.2-billion in sales during the same period last year. Gross profit this quarter was $325-million, compared with

$274-million in the second quarter of 2010. The increase in both sales and gross profit was due largely to the inclusion of the Landmark business, as well as increased demand for fungicide products related to the wet spring experienced in North America this quarter. Crop protection product margins were 22 percent for the second quarter of 2011, similar to the same period last year.
Seed sales were $687-million in the second quarter of 2011, compared to $588-million in the same period last year. North American sales accounted for almost 70 percent of the increase. Higher sales of corn and cotton seed contributed to this increase in sales as growers shifted acreage to these more profitable crops. Gross profit this quarter was $132-million compared to $106-million in the second quarter of 2010.
Merchandise sales totaled $208-million in the second quarter of 2011 compared to $29-million in the second quarter of 2010. Gross profit from merchandise sales was $27-million in the current quarter compared to $3-million in the same period last year. The increase in sales and gross profit was due primarily to the addition of the Landmark business.
Sales of application and other services were $180-million in the second quarter of 2011 compared to $93-million in the second quarter of 2010. Gross profit totaled $135-million this quarter, compared to $84-million in the second quarter of 2010. The significant increase in sales and gross profit over the previous year was due to the addition of the Landmark livestock and other agency businesses, as well as strong demand for crop application services in North America as a result of high crop prices and a shortened spring planting season.
Retail selling expenses for the second quarter of 2011 were $473-million, compared to $329-million in the same quarter of 2010. The increase was due primarily to the inclusion of the Landmark retail business and recent acquisitions, as well as higher incentive costs related to the current quarter’s excellent results. Selling expenses as a percentage of sales in the second quarter of 2011 were 10 percent, similar to the same period last year.
Wholesale
Wholesale’s sales were $1.7-billion for the second quarter of 2011, the highest second quarter on record, and 54 percent higher than the $1.1-billion achieved in the second quarter of 2010. Gross profit was a record $620-million in the second quarter of 2011, which is more than double the $274-million reported in the same period in 2010. Wholesale also reported a second quarter EBIT of $569-million in 2011, substantially higher than the $276-million earned in the second quarter of 2010. The improvement in earnings was due to higher realized crop nutrient prices and margins, as well as excellent product demand which occurred later in the spring season. The strong second quarter results were achieved despite extremely wet conditions across the U.S. Corn Belt and Western Canada which significantly delayed spring nutrient application.
Nitrogen gross profit was a record $324-million this quarter, more than double the $138-million reported in the same quarter last year due to a combination of higher prices and increased sales volumes. Prices for all nitrogen products were higher on average than last year for both benchmark and Agrium’s realized prices due to strong market fundamentals. Nitrogen sales volumes increased when compared to the same period last year, as higher urea and UAN sales more than offset lower domestic ammonia sales due to the late spring season in North America. As well, higher utilization at the plants achieved an 11 percent average increase in production volumes compared to the same quarter last year. Nitrogen cost of product sold was $274 per tonne this quarter, similar to the $273 per tonne in the second quarter of last year. Nitrogen margins averaged $226 per tonne this quarter, compared with $109 per tonne in the second quarter of last year.
For the second quarter of 2011, Agrium’s average natural gas cost in cost of product sold was $4.00/MMBtu ($4.11MMBtu including the impact of realized losses on natural gas derivatives) compared to $3.91/MMBtu for the same period in 2010 ($4.69/MMBtu including the impact of realized losses on natural gas derivatives). Hedging gains or losses on all gas derivatives are reported below gross profit in other expenses and therefore not included in cost of product sold. The U.S. benchmark (NYMEX) natural gas price for the second quarter of 2011 was $4.36/MMBtu, compared to $4.07/MMBtu in the same quarter last year and $4.14/MMBtu in the first quarter of 2011. The AECO (Alberta) basis differential was a $0.46/MMBtu discount to NYMEX in the second quarter of 2011, which was higher than the second quarter of 2010.
Potash gross profit for the second quarter of 2011 was $165-million, compared to $109-million in the same quarter last year. The significant increase was due to the continued expansion in margins driven by stronger domestic and international prices on tight global supply/demand conditions. Sales volumes were 543,000 tonnes this quarter, compared to 529,000 tonnes in the second quarter of 2010. The increase was due entirely to higher international sales as a result of increased global demand. Domestic sales tonnage was slightly lower than the same period last year due to the delay in the spring season. The cost of product sold was $173 per tonne this quarter, slightly higher than the $161 reported in the same period last year due to increased freight costs and higher labour and maintenance costs. Gross margin on a per tonne basis was $304 this quarter, which represents a substantial increase over the gross margin of $205 per tonne realized during the same quarter in 2010.
Phosphate gross profit was $83-million this quarter, well above the $9-million reported for the second quarter of 2010. The increase was primarily due to higher realized sales prices which averaged $795 per tonne for the quarter, compared to $553 per tonne for the second quarter of 2010. Phosphate sales volumes were also slightly higher than the same period last year. Additionally, our Redwater and Conda plants achieved exceptionally higher production volumes (24 percent and 35 percent respectively) versus the second quarter last year. Phosphate cost of product sold was $475 per tonne, $39 per tonne lower than the same period last year as a result of a major turnaround completed at Agrium’s Redwater, Alberta facility in the second quarter of 2010. The resulting gross margin per tonne was significantly higher at $320 per tonne, versus $39 per tonne in the second quarter of 2010.
Gross profit for product purchased for resale was $22-million, $18-million higher than the second quarter of 2010. This substantial increase was due to significantly higher sales volumes and margins as a result of strong global demand for all three nutrients. Gross margins in the second quarter of 2011 of $22 per tonne were $17 per tonne higher than the same quarter last year.
Second quarter Wholesale expenses were $51-million, $53-million higher than the same period last year. Mark-to-market gains on natural gas and other derivatives were $3-million in the second quarter of 2011 compared to $31-million in gains for the same period in 2010. Realized losses on natural gas and other derivatives were $3-million compared to a loss of $18-million in 2010. Potash profit and capital taxes were $14-million higher this quarter than the same period last year due primarily to higher margins. In addition, higher incentive accruals for this quarter increased Wholesale expenses compared to the same period last year.
Advanced Technologies
Advanced Technologies’(“AAT”) second quarter 2011 gross profit was $37-million compared to $31-million in the second quarter of 2010. This increase in gross profit was due to substantially higher sales volumes of Environmentally Smart Nitrogen (“ESN”) this quarter as a result of new ESN production that came on line during 2010 at our New Madrid facility, which operated at near capacity for the current quarter.
EBIT this quarter was $13-million versus $15-million in the second quarter of 2010. Higher selling and general and administrative costs offset improved sales and resulting gross profit in the second quarter of 2011 compared to the same period last year. Selling and general and administrative costs for AAT were $5-million higher this quarter versus the same period in 2010 due primarily to the expansion of the Direct Solutions sales force as part of our plan to grow our retail sales to turf and ornamental customers, along with related support costs. Other income decreased by $3-million in the second quarter of 2011 compared to the same period last year due to foreign exchange losses and other expense items offsetting higher earnings from our equity ownership in Hanfeng Evergreen Inc.
Other
EBIT for our Other non-operating business unit for the second quarter of 2011 was a loss of $20-million, compared to earnings of $78-million for the second quarter of 2010. This change was primarily driven by:
•	A $47-million decrease in share-based payment recovery.

•	An $18-million increase in provision for environmental remediation and asset retirement obligations.

•	A $17-million decrease in gross profit reflecting lower recognition of gross profit on Wholesale products sold to Retail that have been sold to external customers.
EBIT for Other for the first half of 2011 was a loss of $118-million, compared to earnings of $29-million for the same period of 2010. This change in EBIT reflected:
•	A $52-million gain realized from the sale of 1.2 million shares of CF Industries Holdings, Inc. (“CF”) in the first quarter of 2010.

•	A $68-million increase in general and administrative expense due to a $23-million unfavourable change in share-based payment expense and the addition of the AWB business.

•	An increase in net realized and unrealized loss from foreign exchange derivatives of $40-million which were entered into in anticipation of the sale of the Commodity Management businesses to Cargill. This was almost completely offset by a $39-million increase in foreign exchange gain primarily from the remeasurement of intercompany loans.

FINANCIAL CONDITION
The following are changes to working capital on our Condensed Consolidated Balance Sheets in the six-month period ended June 30, 2011.

As at	June 30,	December 31,
(millions of U.S. dollars)	2011	2010	$ Change	% Change	Explanation of the change in balance

Current assets
Cash and cash equivalents	966	635	331	52%	See discussion under the section “Liquidity and Capital Resources”.

Accounts receivable	3,624	1,793	1,831	102%	Increased sales activities during the spring, higher sales prices and higher Retail vendor rebates receivable.

Inventories	2,409	2,502	(93)	(4%)	Inventory draw-down due to increased sales activities during the spring, partially offset by increased product costs.

Prepaid expenses and deposits	197	848	(651)	(77%)	Drawdown of prepaid inventory due to increased sales activities in the spring.

Marketable securities	1	3	(2)	(67%)	—

Assets of discontinued operations	134	1,320	(1,186)	(90%)	The majority of the Commodity Management businesses of AWB was divested in Q2 2011. See discussion under Discontinued Operations.

Current liabilities
Short-term debt	541	517	24	5%	—

Accounts payable	2,950	2,666	284	11%	Increased Retail inventory purchases, in addition to an increase in accrued current income taxes liability. Partially offset by drawdown of customer prepayments during the spring application.

Current portion of long-term debt	53	125	(72)	(58%)	Debentures of $125-million were repaid February 15, 2011 while South America Retail line of credit of $53-million is due in October 2011.

Current portion of other provisions	209	198	11	6%	—

Liabilities of discontinued operations	108	1,020	(912)	(89%)	The majority of the Commodity Management businesses of AWB was divested in Q2 2011. See discussion under Discontinued Operations.

Working capital	3,470	2,575	895	35%

LIQUIDITY AND CAPITAL RESOURCES
Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Condensed Consolidated Statements of Cash Flows:

	Six months ended June 30,
(Millions of U.S. dollars)	2011	2010	Change

Cash provided by (used in) operating activities	76	(77)	153
Cash provided by (used in) investing activities	407	(59)	466
Cash (used in) provided by financing activities	(153)	13	(166)
Effect of exchange rate changes on cash and cash equivalents	12	(5)	17

Increase (decrease) in cash and cash equivalents from continuing operations	342	(128)	470

The sources and uses of cash for the six months ended June 30, 2011 are summarized below:
Cash provided by operating activities — Drivers behind the $153-million increase in source of cash

Source of cash
▪    $464-million resulting from increase in consolidated net earnings from continuing operations adjusted for changes in non-cash items, primarily associated with a $52-million gain on the sale of CF shares in Q1 2010 and a $55-million increase in deferred income taxes which were partially offset by a $77-million adjustment related to unrealized gain/loss on derivative financial instruments.

Use of cash
▪    $313-million increase in non-cash working capital. The increase in non-cash working capital was primarily driven by higher accounts receivable and lower decrease in inventories, partially offset by an increase in accounts payable (for further discussion, see section “Financial Condition”).

Cash used in investing activities — Drivers behind the $466-million increase in source of cash

Source of cash	▪ Proceeds of $694-million from the sale of the majority of the Commodity Management businesses to Cargill in May of 2011 (for further discussion, see section “Discontinued Operations”).

Use of cash	▪ Proceeds of nil received on the sale of marketable securities in the first half of 2011 versus proceeds of $117-million received on the sale of our shares in CF in the first half of 2010;

▪ $60-million increase in capital expenditures.

Cash used in financing activities — Drivers behind the $166-million increase in use of cash

Use of cash	▪ Repayment of $125-million aggregate principal amount of debentures that were due February 15, 2011.

Our short-term debt as at June 30, 2011 is summarized as follows:

Short-term Debt	Total	Unutilized	Utilized

(millions of U.S. dollars)
North American facilities expiring 2012a)	775	775	—
North American accounts receivable securitizationb)	200	200	—
European facilities expiring in 2011 to 2012c)	212	—	212
South American facilities expiring 2011 to 2012	151	48	103
Australian facilities expiring 2011	8	8	—
Australian accounts receivable securitizationb)	267	41	226

	1,613	1,072	541

a)	Outstanding letters of credit issued under our revolving credit facilities at June 30, 2011 were $76-million, reducing credit available under the facilities to $699-million.

b)	For further information, see discussion under the section “Off Balance Sheet Arrangements” on page 55 of our 2010 Annual Report.

c)	Of the total facility, $6-million is secured by accounts receivable.
OUTSTANDING SHARE DATA
The number of Agrium’s outstanding shares as at July 31, 2011 was approximately 158 million. As at July 31, 2011, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 0.4 million.
SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

		2011				2010			2009

	Q2	Q1	Q4	Q3	Q2	Q1	Q4 a)	Q3 a)	Q2 a)
Sales	6,198	2,954	2,398	2,066	4,431	1,848	1,442	1,844	4,090
Gross profit	1,675	725	725	498	1,063	362	383	397	890
Consolidated net earnings	728	160	152	61	518	(1)	30	26	370
(loss) from continuing operations
Consolidated net earnings (loss)	718	171	135	61	518	(1)	30	26	370
Earnings (loss) per share from continuing operations
-basic	4.61	1.02	0.97	0.39	3.29	(0.01)	0.19	0.16	2.36
-diluted	4.60	1.02	0.97	0.39	3.28	(0.01)	0.19	0.16	2.35
Earnings (loss) per share
-basic	4.55	1.09	0.86	0.39	3.29	(0.01)	0.19	0.16	2.36

-diluted	4.54	1.09	0.86	0.39	3.28	(0.01)	0.19	0.16	2.35

a)	Presented in accordance with previous Canadian generally accepted accounting principles (“Canadian GAAP”)
The agricultural products business is seasonal in nature. Consequently, sales and gross profit comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to the application season. Cash collections generally occur after the application season is complete in the Americas and Australia. Our recent acquisition of AWB, which has a majority of its earnings from the second and third quarters of the calendar year, may have some impact on comparability.
Effective January 1, 2011, Agrium adopted IFRS as issued by the International Accounting Standards Board. The selected quarterly information for 2011 and 2010 are presented based on IFRS, while those for 2009 are presented based on Canadian GAAP. As such, direct comparison may not be appropriate.

BUSINESS ACQUISITIONS
On December 3, 2010, we acquired 100 percent of AWB, an agribusiness operating in Australia, for $1.2-billion in cash and $37-million of acquisition costs. On May 11, 2011, we completed the sale of the majority of the Commodity Management businesses acquired from AWB, in accordance with an agreement dated December 15, 2010 (for further discussion, see section “Discontinued Operations”). Cash received from the sale was $694-million. We retained the Landmark retail operations, including over 200 company-owned retail locations and over 140 retail franchise and wholesale customer locations in Australia. The acquired business is included in the Retail operating segment.
As part of the acquisition, we acquired a 50 percent interest in Hi-Fert Pty. Ltd. (“Hi-Fert”), over which receivers and administrators have been appointed. Previously recorded amounts have been written off. AWB had provided guarantees for letters of credit of approximately $62-million issued by lenders supporting operations of Hi-Fert. The amount, if any, that we will be required to pay under these guarantees, net of recoveries from a charge over related assets, is not determinable, pending the outcome of bankruptcy and litigation proceedings.
On May 2, 2011, we acquired 100 percent of Cerealtoscana S.p.A. (“CT”), and its subsidiary Agroport, for total consideration of $27-million plus working capital. CT is a fertilizer distribution company in Italy and Agroport is its subsidiary in Romania. The acquired business is included in the Wholesale operating segment.
DISCONTINUED OPERATIONS
Discontinued operations include the operation of Commodity Management businesses and AWB Harvest Finance Limited sold on May 11, 2011. Also included are the operations and assets and liabilities of the Commodity Management businesses not included in the sale. We have agreed to various terms and conditions and indemnifications pursuant to the sale of the Commodity Management business, including an indemnity by AWB for litigation related to the Oil-For-Food Programme, as described in note 2 of our Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2011.
Net loss from discontinued operations was $10-million for the second quarter of 2011 and net earnings of $1-million for the first half of 2011, compared to nil in the same periods of 2010.
NON-IFRS FINANCIAL MEASURES
In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBITDA (earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization). We consider EBITDA to be a useful measure of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.
EBITDA is not a recognized measure under IFRS, and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to net earnings from continuing operations as determined in accordance with IFRS.

The following table is a reconciliation of EBITDA to consolidated net earnings from continuing operations as calculated in accordance with IFRS:

	Three Months Ended June 30,
			2011					2010

			Advanced					Advanced
(millions of U.S. dollars)	Retail	Wholesale	Technologies	Other	Consolidated	Retail	Wholesale	Technologies	Other	Consolidated

EBITDA	529	617	18	(19)	1,145	388	339	20	80	827
Depreciation and amortization	43	48	5	1	97	27	63	5	2	97

EBIT	486	569	13	(20)	1,048	361	276	15	78	730

Finance costs related to long-term debt					(24)					(22)
Other finance costs					(12)					(7)
Income taxes					(284)					(183)

Consolidated net earnings from continuing operations					728					518

	Six Months Ended June 30,
			2011					2010

			Advanced					Advanced
(millions of U.S. dollars)	Retail	Wholesale	Technologies	Other	Consolidated	Retail	Wholesale	Technologies	Other	Consolidated

EBITDA	554	1,029	19	(112)	1,490	347	521	23	33	924
Depreciation and amortization	83	83	11	6	183	54	98	9	4	165

EBIT	471	946	8	(118)	1,307	293	423	14	29	759

Finance costs related to long-term debt					(51)					(45)
Other finance costs					(25)					(14)
Income taxes					(343)					(183)

Consolidated net earnings from continuing operations					888					517

ACCOUNTING STANDARDS AND CRITICAL ACCOUNTING ESTIMATES
Please refer to note 1 of our Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2011 for our significant accounting policies and critical accounting estimates, which includes, among others, purchase price allocations in business combinations; collectability of receivables; rebates; net realizable value of inventory; estimated useful lives and impairment of long-lived assets; goodwill impairment testing; allocation of acquisition purchase prices; asset retirement obligations; environmental remediation; employee future benefits; share-based payments; income taxes; fair value of financial assets and liabilities; and, amounts and likelihood of contingencies.

BUSINESS RISKS
The information presented on risk management and key business risks on pages 70 — 79 in our 2010 Annual Report has not changed materially since December 31, 2010.
CONTROLS & PROCEDURES
There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
OUTLOOK, KEY RISKS AND UNCERTAINTIES
Global agricultural fundamentals and markets were strong in the second quarter of 2011. The FAO food price index reached an all-time record in April 2011, not only showing very widespread strength among crop prices, but also record meat prices and historically high dairy prices. U.S. cash corn prices in the second quarter of 2011 were the highest on record. Looking ahead, the outlook for agricultural markets remains positive. Despite revisions upward in both corn ending stocks and 2011 planted area, the United States Department of Agriculture (USDA) projects that stocks of corn at the end of 2010/11 and 2011/12 will amount to less than 30 days consumption, which is very tight by historical standards.
The global macroeconomic situation presents some risks which have the potential to impact agricultural markets. Significant uncertainty surrounds the outcome of sovereign debt problems in Greece and Portugal, among other European nations and the record high U.S. government debt levels.
Crop protection markets remain competitive, but margins have stabilized in recent months. Demand for crop protection products in North America has been strong due to attractive grower economics and improving crop conditions in several areas of North America. We are expecting strong 2011 winter wheat seed and 2012 corn and cotton seed sales based on a favorable outlook for prices and seeded area.
Nitrogen markets rose throughout the second quarter of 2011 driven by tight supplies and strong demand. The Chinese government imposed a sliding scale export tax in place of the 7 percent flat tax applied to exports during the low-tax period in 2010. The uncertainty around the new punitive sliding scale export tax reduced the volume of Chinese exports offered for sale prior to July 1, 2011. While it is uncertain how much urea China will export in the July through October export period, analysts project that full-year 2011 exports will be about half of 2010 levels, when exports exceeded 7 million tonnes. Global urea import demand was strong in the second quarter. In the January through May 2011 period, Brazilian urea imports rose at a record pace and were up 29 percent compared with 2010. Meanwhile, Indian urea imports were up over 40 percent from 2010 levels during January through May 2011. The outlook for nitrogen in the second half of 2011 is positive, driven by the expectation of continued import demand strength and lower exports from China than a year ago.
The global phosphate supply and demand balance tightened during the second quarter, despite the onset of the Chinese DAP/MAP export season beginning June 1. Similar to urea, the Chinese government instituted a sliding scale export tax on DAP/MAP exports. China is an important source of phosphate to India and the reduction in available Chinese export supplies has contributed to a tightening in global phosphate supplies. Global phosphate export supplies have also been reduced by production shut-downs in Tunisia, where political unrest has disrupted phosphate rock supply. Brazilian DAP/MAP imports are up 75 percent in the January through May period in 2011 versus 2010 and have been a major driver of phosphate market strength over the past couple of months. Looking ahead to the second half of 2011, India is expected to make significant purchases and South American demand is normally the highest during the July through October period. From a supply perspective, producers entered the second half with low inventories according to The Fertilizer Institute (TFI). U.S. DAP/MAP inventories were reported to be down 31 percent compared to June 2010 levels and 28 percent below the five year average in June 2011. The Ma’aden Phosphate Company has started producing small volumes of DAP at its Saudia Arabian phosphate plant. The first vessel is expected to ship in August, but significant export volumes are not expected until 2012.
The global potash market continued to strengthen in the second quarter. Globally, current potash supplies are tight. North American potash producers produced at 95 percent of previous monthly peak production through the first half of 2011 according to TFI data. High capacity utilization rates have not rebuilt potash inventories, and TFI data for June 2011 showed North American potash inventories were 14 percent below May 2011 levels and 27 percent below both June 2010 and five year average levels. Global demand for potash is strong, with Brazilian imports of potash 48 percent higher in 2011 versus 2010 levels in the January through May period. China has negotiated supply agreements for the second half of 2011 at significantly higher prices than first half levels. The timing of an Indian potash supply agreement remains uncertain, but analysts report that domestic inventories are extremely tight and new supplies are needed, which may be a challenge in the short term due to tight global export supplies.
Forward-Looking Statements
Certain statements and other information included in this MD&A constitute “forward looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this MD&A, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.
All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include Agrium’s ability to successfully integrate and realize the anticipated benefits of its acquisitions, including the acquisition of retained AWB businesses.
Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict. Additionally, there are risks associated with Agrium’s recent acquisition of AWB, including: size and timing of expected synergies could be less favourable than anticipated; AWB is subject to dispute and litigation risk (including as a result of being named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme), as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.
Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER
Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.
A WEBSITE SIMULCAST of the 2011 2nd Quarter Conference Call will be available in a listen-only mode beginning Wednesday, August 3, 2011 at 9:30 a.m. MT (11:30 a.m. ET). Please visit the following website: www.agrium.com
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Vice President, Investor/Corporate Relations and Market Research
(403) 225-7357
Todd Coakwell, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com

AGRIUM INC.
Condensed Consolidated Statements of Operations
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Sales	6,198	4,431	9,152	6,279
Cost of product sold	4,523	3,368	6,752	4,854

Gross profit	1,675	1,063	2,400	1,425
Expenses
Selling	488	344	841	577
General and administrative	92	2	202	91
Earnings from associates	(9)	(2)	(7)	(11)
Other expenses (income) (note 4)	56	(11)	57	9

Earnings before finance costs and income taxes	1,048	730	1,307	759
Finance costs related to long-term debt (note 5)	24	22	51	45
Other finance costs (note 5)	12	7	25	14

Earnings before income taxes	1,012	701	1,231	700
Income taxes	284	183	343	183

Consolidated net earnings from continuing operations	728	518	888	517
Consolidated net (loss) earnings from discontinued operations(note 3)	(10)	—	1	—

Consolidated net earnings	718	518	889	517

Attributable to:
Equity holders of Agrium	717	518	889	516
Non-controlling interest	1	—	—	1

Consolidated net earnings	718	518	889	517

Earnings per share (note 7)

Basic earnings per share from continuing operations	4.61	3.29	5.63	3.28
Basic (loss) earnings per share from discontinued operations	(0.06)	—	0.01	—

Basic earnings per share	4.55	3.29	5.64	3.28

Diluted earnings per share from continuing operations	4.60	3.28	5.62	3.27
Diluted loss per share from discontinued operations	(0.06)	—	—	—

Diluted earnings per share	4.54	3.28	5.62	3.27

See accompanying notes.

AGRIUM INC.
Condensed Consolidated Statements of Comprehensive Income
(Millions of U.S. dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Consolidated net earnings	718	518	889	517
Other comprehensive income (loss)
Available for sale financial instruments	(1)	—	(1)	(29)
Foreign currency translation	17	(48)	37	(29)
Income (loss) of associates	8	(1)	1	(2)

	24	(49)	37	(60)

Consolidated comprehensive income	742	469	926	457

Attributable to:
Equity holders of Agrium	744	471	933	458
Non-controlling interest	(2)	(2)	(7)	(1)

Consolidated comprehensive income	742	469	926	457

See accompanying notes.

AGRIUM INC.
Condensed Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Operating
Consolidated net earnings from continuing operations	728	518	888	517
Items not affecting cash
Depreciation and amortization	97	97	183	165
Earnings from associates	(9)	(2)	(7)	(11)
Share-based payments	(10)	(57)	2	(21)
Unrealized (gain) loss on derivative financial instruments	(15)	(29)	(45)	32
Gain on disposal of marketable securities	—	—	—	(52)
Unrealized foreign exchange loss (gain)	8	(5)	8	1
Deferred income taxes	63	14	69	14
Other	27	13	33	22
Dividends from associates	16	14	16	14
Net changes in non-cash working capital	(1,231)	(529)	(1,071)	(758)

Cash (used in) provided by operating activities	(326)	34	76	(77)

Investing
Acquisitions, net of cash acquired	(27)	—	(27)	—
Proceeds from disposal of subsidiaries	694	—	694	—
Capital expenditures	(136)	(110)	(246)	(186)
Purchase of investments	(4)	—	(40)	—
Proceeds from disposal of investments	36	—	36	25
Proceeds from disposal of marketable securities	—	—	—	117
Other	6	(9)	(10)	(15)

Cash provided by (used in) investing activities	569	(119)	407	(59)

Financing
Short-term debt	(48)	(5)	(23)	28
Long-term debt issued	10	—	10	—
Repayment of long-term debt	(8)	(7)	(133)	(8)
Dividends paid	—	—	(9)	(9)
Shares issued, net of issuance costs	1	—	2	2

Cash (used in) provided by financing activities	(45)	(12)	(153)	13

Effect of exchange rate changes on cash and cash equivalents	22	(5)	12	(5)

Increase (decrease) in cash and cash equivalents from continuing operations	220	(102)	342	(128)
Cash and cash equivalents provided by (used in) discontinued operations(note 3)	299	—	(11)	—
Cash and cash equivalents — beginning of period	447	907	635	933

Cash and cash equivalents — end of period	966	805	966	805

Interest paid	20	18	62	55
Interest received	19	13	33	21
Income taxes paid	82	47	113	340

See accompanying notes.

AGRIUM INC.
Condensed Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

			As at	As at
	As at June 30,		December 31,	January 1,
	2011	2010	2010	2010

ASSETS
Current assets
Cash and cash equivalents	966	805	635	933
Accounts receivable	3,624	2,380	1,793	1,247
Inventories (note 8)	2,409	1,789	2,502	2,137
Prepaid expenses and deposits	197	84	848	567
Marketable securities	1	4	3	114
Assets of discontinued operations (note 3)	134	—	1,320	—

	7,331	5,062	7,101	4,998
Property, plant and equipment (note 9)	2,281	1,881	2,154	1,797
Intangibles (note 10)	583	596	619	617
Goodwill (note 10)	2,434	1,806	2,423	1,804
Investment in associates	367	349	389	370
Other financial assets (note 11)	72	54	48	88
Deferred income tax assets	58	—	52	—
Assets of discontinued operations (note 3)	32	—	92	—

	13,158	9,748	12,878	9,674

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (note 12)	541	119	517	106
Accounts payable	2,950	1,974	2,666	2,342
Current portion of long-term debt (note 12)	53	125	125	—
Current portion of other provisions (note 13)	209	124	198	148
Liabilities of discontinued operations (note 3)	108	—	1,020	—

	3,861	2,342	4,526	2,596
Long-term debt (note 12)	2,059	1,567	2,118	1,699
Provisions for post-employment benefits	141	110	136	106
Other provisions (note 13)	355	300	366	308
Other financial liabilities (note 14)	48	51	47	34
Deferred income tax liabilities	575	456	490	460
Liabilities of discontinued operations (note 3)	2	—	2	—

	7,041	4,826	7,685	5,203

Shareholders’ equity
Share capital	1,989	1,980	1,982	1,977
Retained earnings	4,030	2,961	3,150	2,454
Accumulated other comprehensive income (loss)	97	(29)	53	29

Equity holders of Agrium	6,116	4,912	5,185	4,460
Non-controlling interest	1	10	8	11

Total equity	6,117	4,922	5,193	4,471

	13,158	9,748	12,878	9,674

See accompanying notes.

AGRIUM INC.
Condensed Consolidated Statements of Shareholders’ Equity
(Millions of U.S. dollars, except share data)
(Unaudited)

				Accumulated
	Millions of			other	Equity	Non-
	common	Share	Retained	comprehensive	holders of	controlling	Total
	shares(a)	capital	earnings	income (loss)	Agrium	interest	equity

January 1, 2010	157	1,977	2,454	29	4,460	11	4,471

Consolidated net earnings			516		516	1	517
Other comprehensive loss				(58)	(58)	(2)	(60)

Comprehensive income (loss)					458	(1)	457
Dividends			(9)		(9)		(9)
Share-based payment transactions		3			3		3

June 30, 2010	157	1,980	2,961	(29)	4,912	10	4,922

December 31, 2010	158	1,982	3,150	53	5,185	8	5,193

Consolidated net earnings			889		889	—	889
Other comprehensive income (loss)				44	44	(7)	37

Comprehensive income (loss)					933	(7)	926
Dividends			(9)		(9)		(9)
Share-based payment transactions		7			7		7

June 30, 2011	158	1,989	4,030	97	6,116	1	6,117

(a)	Our authorized share capital consists of unlimited common shares without par value.
Accumulated Other Comprehensive Income (Loss) of Equity Holders of Agrium

	Available for		Foreign	Comprehensive	Total accumulated
	sale financial	Actuarial	currency	(loss) income of	other comprehensive
	instruments	losses	translation	associates	income (loss)

January 1, 2010	29	—	—	—	29

Losses	—	—	(27)	(2)	(29)
Reclassification adjustments	(48)	—	—	—	(48)
Deferred income taxes	19	—	—	—	19

June 30, 2010	—	—	(27)	(2)	(29)

December 31, 2010	—	(16)	69	—	53

Gains	1	—	67	1	69
Reclassification adjustments	(2)	—	(23)	—	(25)

June 30, 2011	(1)	(16)	113	1	97

See accompanying notes.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
1.	CORPORATE INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES
Corporate information
Agrium Inc. is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange and the Toronto Stock Exchange. Agrium is a major retail supplier of agricultural products and services in North and South America and Australia and a leading global producer and marketer of agricultural nutrients and industrial products. We produce and market three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled-release crop nutrients and micronutrients. Our Corporate head office is located at 13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada. Our operations are conducted globally from our Wholesale head office in Calgary, and our Retail and Advanced Technologies head offices in Loveland, Colorado, U.S.
Basis of preparation and statement of compliance
These condensed consolidated interim financial statements (“interim financial statements”) of Agrium Inc. were approved for issuance by the Audit Committee on August 2, 2011. We prepared the interim financial statements in accordance with IAS 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). We prepared our first interim financial statements for our first quarter of 2011 as part of the period covered by our first consolidated annual financial statements prepared in accordance with IFRS for the year ending December 31, 2011. Disclosures concerning the transition from Canadian generally accepted accounting principles to IFRS are provided in note 19. These interim financial statements do not include all disclosures normally provided in consolidated annual financial statements and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2010.
Seasonality in our business results from the increased demand for our products during planting seasons. Sales are generally higher in the spring and fall.
These interim financial statements are presented in U.S. dollars, which is our presentation and functional currency. We have prepared these interim financial statements using the historical cost basis except for certain financial instruments and non-current assets, liabilities for cash-settled share-based payment arrangements, and assets and obligations of post-employment benefit plans. Our policies for these items are set out in the notes below.
Significant accounting policies
a)	Key accounting estimates and judgments
The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Estimates are used when accounting for items such as collectability of receivables, rebates, net realizable value of inventory, estimated useful lives and impairment of long-lived assets, goodwill impairment testing, allocation of acquisition purchase prices, asset retirement obligations, environmental remediation, employee future benefits, share-based payments, income taxes, fair value of financial assets and liabilities and amounts and likelihood of contingencies. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
b)	Principles of consolidation
Subsidiaries
These consolidated financial statements include the accounts of Agrium Inc., its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of joint ventures, which are the entities over which Agrium has control. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. In these interim financial statements, we, us, our and Agrium mean Agrium Inc., its subsidiaries and joint ventures. All intercompany transactions and balances have been eliminated.
Associates
Associates are those entities in which we have significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when we hold between 20 and 50 percent of the voting power of another entity, but can also arise if we hold less than 20 percent of an entity if we have the power to be actively involved and influential in policy decisions affecting the entity.
Investments in associates are accounted for using the equity method and are recognized initially at cost. Our investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include our share of the income and expenses and equity movements of equity accounted investees from the date that significant influence commences until the date that it ceases.
Joint ventures
Joint ventures are those entities over whose activity we have joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Jointly controlled entities are accounted for using proportionate consolidation. Our share of the assets, liabilities, income and expenses of jointly controlled entities are combined with the equivalent items in the consolidated financial statements on a line by line basis. Where we transact with our jointly controlled entities, unrealized profits and losses are eliminated to the extent of our interest in the joint venture.
c)	Business combinations
Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments we issued in exchange for control of the acquiree. Acquisition-related costs are recognized in net earnings as incurred.
The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.
d)	Foreign currency translation
The functional currency for each of our subsidiaries, jointly controlled entities and associates is the currency of the primary economic environment in which they operate, which is the U.S. dollar, the Canadian dollar, the Australian dollar, the New Zealand dollar and the Euro. Determining the primary economic environment in which an entity operates requires management to consider several factors and use judgment.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
All transactions that are not denominated in an entity’s functional currency are foreign currency transactions. These transactions are initially recorded in the functional currency by applying the appropriate monthly average rate which best approximates the actual rate of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured at the functional currency rate of exchange at the balance sheet date. All differences are recognized in the consolidated statement of operations. Non monetary items measured at historical cost are not re-measured — they remain at the exchange rate from the date of the transaction. Non monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.
The assets and liabilities of foreign operations that are not denominated in the presentation currency, including goodwill and fair value adjustments arising on acquisition, are translated to our presentation currency at exchange rates at the reporting date. Income, expenses and capital transactions are translated at the average exchange rate for the month. Foreign currency differences are recognized directly in equity. When a foreign operation is disposed of, the relevant amount of foreign currency translation in equity is reclassified to net earnings.
e)	Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. We recognize revenue based on individual contractual terms when all of the following criteria are met: the significant risks and rewards of ownership of the goods have been transferred to the customer; we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; the amount of revenue and costs incurred or to be incurred can be measured reliably; and, it is probable that the economic benefits associated with the transaction will flow to us. These conditions are generally satisfied when title passes to the customer according to the sales agreement which in most cases, is when product is picked up by the customer or delivered to the destination specified by the customer, which is typically a customer’s premises, the vessel on which the product will be shipped, or the destination port. Revenue is reported net of sales taxes, returns, discounts and rebates.
f)	Rebates
We enter into agreements with suppliers providing for vendor rebates typically based on the achievement of specified purchase volumes or sales levels. We account for rebates and prepay discounts as a reduction of the prices of the suppliers’ products. Rebates that are probable and can be reasonably estimated are accrued based on total estimated crop year performance. Rebates that are not probable or estimable are accrued when certain milestones are achieved. Rebates not covered by binding agreements or published vendor programs are accrued when conclusive documentation of right of receipt is obtained.
Rebates based on the amount of materials purchased reduce cost of product as inventory is sold. Rebates that are based on sales volume are offset to cost of product when we determine that they have been earned based on sales volume of related products.
g)	Income taxes
Income tax expense comprises current and deferred tax. Income tax expense is recognized in net earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity or in other comprehensive income.
Current income tax is the expected tax payable (recoverable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable (recoverable) in respect of previous years.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
Deferred income tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized.
The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities and when they relate to income taxes levied by the same taxation authority.
h)	Financial instruments
All financial assets and financial liabilities are initially recognized at fair value. The subsequent measurement of financial instruments depends on their classification as follows:

Financial instrument classification	Subsequent measurement of gains or losses at each period-end
Fair value through profit or loss (assets and liabilities)	Fair value; unrealized gains or losses recognized in net earnings

Available for sale (assets)	Fair value; unrealized gains and losses recognized in other comprehensive income; recognized in net earnings on sale of the asset or when asset is written down as impaired

Held to maturity investments Loans and receivables Other financial liabilities	Amortized cost using the effective interest rate method; recognized in net earnings if asset/liability is derecognized or asset is impaired

Where commodity derivative contracts under master netting arrangements include both asset and liability positions, we offset the fair value amounts recognized for multiple similar derivative instruments executed with the same counterparty, including any related cash collateral asset or obligation. Transaction costs of financial instruments are recorded as a reduction of the cost of the instruments except for costs of financial instruments classified as fair value through profit or loss, which are expensed as incurred.
i)	Cash and cash equivalents
Cash equivalents are carried at fair value, and consist of short-term investments with an original maturity of three months or less.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
j)	Accounts receivable and allowance for doubtful accounts
We evaluate collectability of specific customer receivables depending on the nature of the sale. Collectability of receivables is reviewed and the allowance for doubtful accounts is adjusted on an ongoing basis. Account balances are charged to net earnings when we determine that it is probable that the receivable will not be collected. Interest accrues on all trade receivables from the due date, which may vary with certain geographic or seasonal programs.
We have facilities in the U.S. and Australia that enable us to sell certain short-term trade accounts receivable to third parties on an ongoing basis. We continue to service the sold accounts receivable; amounts associated with the servicing liability are not material. We record sales and derecognize accounts receivable when the arrangement transfers substantially all the risks and rewards of ownership of the receivables to a third party. Where this does not occur, the arrangements are recorded as secured borrowings.
k)	Inventories
Wholesale inventories, consisting primarily of crop nutrients, operating supplies and raw materials, include both direct and indirect production and purchase costs, depreciation and amortization on assets employed directly in production, and freight to transport the product to the storage facilities. Crop nutrients include our produced products and products purchased for resale. Operating supplies include catalysts used in the production process, materials used for repairs and maintenance and other supplies. Inventories are valued at the lower of cost on a weighted-average basis and net realizable value.
Retail inventories, consisting primarily of crop nutrients, crop protection products, seed and merchandise include the cost of delivery to move the product to storage facilities. Inventories are recorded at the lower of cost on a weighted-average basis and net realizable value.
Advanced Technologies inventories, consisting primarily of raw materials and controlled-release products, include both direct and indirect production costs and depreciation on assets employed directly in production. Inventories are recorded at the lower of cost determined on a first-in, first-out basis and net realizable value.
l)	Property, plant and equipment
Property, plant and equipment are measured at historical cost less accumulated depreciation and accumulated impairment loss. The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. If a legal or constructive obligation exists to decommission property, plant and equipment, the discounted value of the obligation is included in the carrying value of the assets when the obligation arises.
Expenses in connection with day-to-day maintenance and repairs are recognized in the statement of operations as they are incurred. Expenses incurred in connection with major replacements, plant turnarounds and renewals that materially extend the life of property, plant and equipment or result in future economic benefits are capitalized and depreciated on a systematic basis. The carrying amount of replaced components is expensed.
If the construction or preparation for use of property, plant or equipment extends over a period of longer than twelve months, the borrowing costs incurred on borrowed capital up to the date of completion are capitalized as part of the cost of acquisition or construction.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
Property, plant and equipment are depreciated on a straight-line basis using the following estimated useful lives:

Buildings and improvements	3 - 25 years
Machinery and equipment	3 - 25 years
Other	3 - 25 years
If the cost of an individual part of property, plant and equipment is significant relative to the total cost of the item, the individual part is accounted for and depreciated separately. Expected useful life and residual value is re-assessed annually.
m)	Goodwill and intangible assets
Goodwill represents the difference between the fair value of the consideration transferred in a business combination and the fair value of the identifiable net assets acquired at the date of acquisition. Goodwill is initially determined based on provisional fair values. Fair values are finalized within 12 months of the acquisition date. Goodwill on acquisition of subsidiaries and jointly controlled entities is separately disclosed and goodwill on acquisitions of associates is included within investments in equity accounted units. Goodwill, including goodwill in equity accounted units, is not amortized; rather it is tested annually for impairment or when there is an indication of impairment.
Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill if the asset is separable or arises from contractual or legal rights, and the fair value can be measured reliably on initial recognition.
Purchased intangible assets are initially recorded at cost and finite-lived intangible assets are amortized over their useful economic lives on a straight-line basis. Intangible assets having indefinite lives and intangible assets that are not yet ready for use are not amortized and are tested annually for impairment or when there is an indication of impairment.
Intangible assets are considered to have indefinite lives when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate cash flows for us. The factors considered in making this determination include the existence of contractual rights for unlimited terms; or evidence that renewal of the contractual rights without significant incremental cost can be expected for indefinite periods into the future in view of our future investment intentions. The life cycles of the products and processes that depend on the asset are also considered.
The following useful lives, which are re-assessed annually, have been determined for classes of finite-lived intangible assets:

Trade names	5 - 15 years
Customer relationships	5 - 15 years
Technology	7 - 10 years
Other	3 - 20 years

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
n)	Impairment
The carrying amounts of non-current assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any indication of impairment exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated each year during the third quarter.
The recoverable amount of an asset or cash generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that have the ability to generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash generating units or groups of cash generating units that are expected to benefit from the synergies of the combination and reflects the lowest level at which goodwill is monitored for internal reporting purposes. If there is an indication of an impairment of an asset or cash generating unit below the level to which goodwill has been allocated, the asset or cash generating unit is tested for impairment first and any impairment loss for that asset or cash generating unit is recognized before testing at the level to which goodwill has been allocated.
An impairment loss is recognized if the carrying amount of an asset or its cash generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net earnings. Impairment losses recognized in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.
o)	Leases
Leases whereby we assume substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Other leases are operating leases and are not recognized on our balance sheet. Payments made under operating leases are recognized in net earnings over the term of the lease.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
p)	Post-employment benefits
We maintain contributory and non-contributory defined benefit and defined contribution pension plans in Canada and the United States. The majority of employees are members of defined contribution pension plans. We also maintain health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either a percentage of final average earnings and years of service or a flat dollar amount for each year of service. Pension plan and post-retirement benefit costs are determined annually by independent actuaries and include current service costs, interest cost of projected benefits, return on plan assets and actuarial gains or losses. We also have non-contributory defined benefit and defined contribution plans which provide supplementary pension benefits for senior management.
Post-employment benefits are funded by us and obligations are determined using the projected unit credit method of actuarial valuation prorated over the expected length of employee service. Post-employment benefit costs for current service, interest costs and return on plan assets are charged to net earnings in the year incurred. Actuarial gains or losses are recognized immediately in other comprehensive income. Past service costs and the effects of changes in plan assumptions are amortized on a straight-line basis over the average period until the benefits become vested, or immediately if the benefits have already vested. Our contributions to defined contribution post-employment benefit plans are expensed as incurred.
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. Liabilities for bonuses and profit-sharing are recognized based on a formula that takes into consideration the profit attributable to our shareholders after certain adjustments. We recognize a liability when we have a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.
q)	Provisions
A provision is recognized if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation. Where the effect of discounting is material, the expected future cash flows associated with a provision are discounted at a pre-tax rate that reflects current market assessments of the time value of money. The unwinding of the discount is recognized as a finance cost.
Environmental remediation
Environmental expenditures that relate to existing conditions caused by past operations that do not contribute to current or future revenue generation are expensed. Environmental expenditures that extend the life of the property, increase its capacity or mitigate or prevent contamination from future operations are capitalized. Costs are recorded when environmental remediation efforts are probable and the costs can be reliably estimated based on current law and existing technologies. Estimated costs are based on management’s best estimate of undiscounted future costs.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
Decommissioning and restoration

Provisions for decommissioning and restoration costs (asset retirement obligations) are measured based on current requirements, technology and price levels and the present value is calculated using amounts discounted over the useful economic life of the assets. The liability is recognized in the period when there is a legal or constructive obligation and a reasonable estimate can be made. A corresponding item of property, plant and equipment of an amount equivalent to the provision is also recognized and is subsequently depreciated as part of the asset. The effects of changes resulting from revisions to the timing or the amount of the original estimate of the provision are reflected on a prospective basis, by adjustment to the carrying amount of the related property, plant and equipment.

r)	Share-based payments

Cash-settled plans are accounted for as liabilities where the fair value of the award is determined at the grant date using a valuation model which includes an estimated forfeiture rate. A Black-Scholes option pricing model is used for plans with a service condition and a Monte Carlo simulation model is used for plans with service and market conditions. Compensation expense is accrued, and recognized over the vesting period of the award. The fair value is re-measured at each balance sheet date and fluctuations in the fair value are recognized in the period in which the fluctuation occurs.

Equity-settled plans are accounted for using a fair value-based method. The fair value of the share-based award is determined at the grant date using a market-based option valuation model which includes an estimated forfeiture rate. The fair value of the award is recorded as compensation expense amortized over the vesting period of the award, with a corresponding increase to share capital. On exercise of the award, the proceeds are recorded as share capital.

If an employee is eligible to retire during the vesting period, we recognize compensation expense over the period from the date of grant to the retirement eligibility date. If an employee is eligible to retire on the date of grant, compensation expense is recognized on the grant date.

s)	Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the consolidated statements of operations of the reporting period, and of the comparable period of the previous year, income and expenses from discontinued operations are reported separate from income and expenses from continuing activities, down to the level of profit after taxes.

Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated and are recognized at fair value less cost to sell. We cease using the equity method of accounting on the date from which an investment in an associate becomes held for sale.

t)	Recent accounting pronouncements not yet adopted

We are in the process of assessing the impact of adopting the following new standards.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

Date and method of
Description	adoption	Impact

IFRS 9 Financial Instruments introduces new requirements for the classification, measurement and disclosure of financial assets, whereby subsequent measurement of financial assets is either at amortized cost or fair value through profit or loss. This new approach is based on how an entity manages its financial assets and the contractual cash flow characteristics of those financial assets.
	January 1, 2013 or earlier; retrospectively	We do not expect a significant impact from adoption.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls another entity. The standard implements a single model based on control and introduces a new definition of control, requiring: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of investor returns. All three elements must exist in order for an investor to determine that it has control of an investee.
	January 1, 2013 or earlier; retrospectively	We do not expect a significant impact from adoption.

IFRS 11 Joint Arrangements establishes a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. Under IFRS 11, an entity will classify its interest in a joint arrangement either as a joint operation, accounted for by recognizing the entity’s share of the assets, liabilities, revenue and expenses of the joint operation; or a joint venture, accounted for using equity accounting. This differs from existing IFRS which allows a choice between proportionate consolidation or equity accounting for interests in jointly controlled entities.
	January 1, 2013 or earlier; in accordance with IFRS 11	We are a party to joint arrangements and application of the standard could have a material impact on our balance sheet and statement of operations.

IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. Under IFRS 12, entities are required to disclose information that allows users to evaluate the nature of, and risks associated with, an entity’s interests in other entities; and the effects of those interests on the entity’s financial position, financial performance and cash flows.
	January 1, 2013 or earlier	We do not expect a significant impact from adoption.

IFRS 13 Fair Value Measurement provides a single set of requirements to be applied to all fair value measurements; replacing the existing guidance which is dispersed across many standards. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition emphasizes that fair value is a market-based measurement, not an entity-specific measurement. IFRS 13 also enhances the disclosure requirements regarding fair value measurements.
	January 1, 2013 or earlier; prospectively	We do not expect a significant impact from adoption.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures have been amended as a result of new standards IFRS 10 through IFRS 13, as described above.	January 1, 2013 or earlier	We do not expect a significant impact from adoption.

2.	BUSINESS ACQUISITIONS

AWB Limited

On December 3, 2010, we acquired 100 percent of AWB Limited (“AWB”), an agribusiness operating in Australia, for $1.2-billion in cash and $37-million of acquisition costs. On May 11, 2011, we completed the sale of the majority of the Commodity Management businesses acquired from AWB, in accordance with an agreement dated December 15, 2010. Cash received from the sale was $694-million.

We retained the Landmark retail operations, including over 200 company-operated retail locations and over 140 retail franchise and wholesale customer locations in Australia. The acquired business is included in the Retail operating segment.

	As at	As at
Preliminary estimated fair values of assets acquired and liabilities assumed on December 3, 2010	June 30,	December 31,
	2011	2010

Continuing operations
Working capital	736	736
Property, plant and equipment	81	81
Intangibles	41	41
Goodwill	672	589
Other financial assets	69	69
Debt and other financial liabilities	(742)	(744)
Assets of discontinued operations	1,086	1,128
Liabilities of discontinued operations	(734)	(691)

	1,209	1,209

The primary drivers that generate goodwill are the acquisition of a talented workforce and the value of synergies between Agrium and AWB, including expansion of geographical coverage for the sale of crop inputs and cost savings opportunities. We expect to allocate the majority of goodwill to the Retail business unit. We do not expect goodwill to be deductible for income tax purposes.
We have not completed our determination of the fair value of the assets acquired, liabilities assumed (including contingent liabilities), or related deferred income tax impacts due to the timing of the acquisition and the inherent complexity associated with the valuations. The preliminary purchase price allocation is based on carrying amounts of AWB, as adjusted for information obtained subsequent to the acquisition. Accordingly, in applying the acquisition method of accounting, the excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to goodwill. We expect that some of the purchase price allocated to goodwill will be allocated to property, plant and equipment, intangibles, and related deferred income tax balances. We expect that the actual amounts assigned to the fair values of the identifiable assets and liabilities acquired will differ materially from the preliminary purchase price allocation, and that some acquired property, plant and equipment and intangibles are expected to be finite-lived and accordingly subject to depreciation and amortization.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

For the twelve
Unaudited pro forma consolidated summary results of operations (prepared as if the	months ended
acquisition of AWB had occurred on January 1, 2010)	December 31, 2010

Sales	15,604
Net earnings	668

Sales of AWB for the six months ended June 30, 2011 were $760-million. It is impracticable to provide net earnings information of AWB for the same period because corporate overheads of AWB are integrated with those of Agrium.
As part of the acquisition, we acquired a 50% interest in Hi-Fert Pty. Ltd. (“Hi-Fert”), over which receivers and administrators have been appointed. Previously recorded amounts have been written off. We have provided guarantees for letters of credit of approximately $62-million issued by lenders supporting operations of Hi-Fert. The amount, if any, that we will be required to pay under these guarantees, net of recoveries from a charge over related assets, is not determinable pending the outcome of bankruptcy and litigation proceedings.
Oil-For-Food Programme
On April 14, 1995 the United Nations established the Oil-For-Food Programme (“OFFP”), whereby the Iraqi government was allowed to raise money through the sale of oil. The revenue from the sale of oil was placed into an escrow account, with the Iraqi government allowed to use these funds to purchase food, medical supplies and other humanitarian supplies.
On June 27, 2008 the Iraqi government filed a civil lawsuit in the U.S. District Court for the Southern District of New York against AWB and 92 other companies who participated in the OFFP, alleging that the defendants participated in an illegal conspiracy with the “former Saddam Hussein regime” to divert funds from the United Nations OFFP escrow account. The lawsuit seeks total damages in excess of $10-billion from the defendants, jointly and severally, as well as treble damages under the U.S. Racketeer Influenced and Corrupt Organizations Act. As to AWB specifically, the lawsuit alleges that AWB unlawfully diverted to the former Saddam Hussein regime more than $232-million from the escrow account established under the OFFP. AWB and a number of other defendants filed a motion to dismiss the complaint in January 2010. Although the outcome cannot be predicted, as of August 3, 2011, Agrium does not expect any material financial impact from the lawsuit.
As the outcome of the lawsuit and any impact on the operations of AWB arising from this legal action cannot be predicted, there is uncertainty as to the resultant impact, if any, on the financial position, financial performance and cash flows of AWB arising directly or indirectly from transactions under the OFFP. If the case against AWB is not dismissed, a possible adverse decision on the merits could have a material adverse effect on AWB and on Agrium’s consolidated financial position and results.
Cerealtoscana S.p.A. and Agroport
On May 2, 2011, we acquired 100 percent of Cerealtoscana S.p.A. (“CT”), and its subsidiary Agroport, for total consideration of $27-million plus working capital. CT is a fertilizer distribution company in Italy and Agroport is its subsidiary in Romania. The acquired business is included in the Wholesale operating segment.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
3.	DISCONTINUED OPERATIONS
Discontinued operations include the operations of Commodity Management businesses and AWB Harvest Finance Limited sold on May 11, 2011. Also included are the operations and assets and liabilities of the Commodity Management businesses not included in the sale.
We have agreed to various terms and conditions and indemnifications pursuant to the sale of the Commodity Management business, including an indemnity by AWB for litigation related to the OFFP, as described in note 2, Business Acquisitions.

	As at	As at
Condensed information of discontinued operations	June 30,	December 31,
	2011	2010

Operating information

Sales (a)	1,504	313
Consolidated net earnings (loss) from discontinued operations (b)	1	(17)

Cash (used in) provided by

Operating activities	(104)	(252)
Investing activities	(2)	(1)
Financing activities	95	298

	(11)	45

Balance sheet information

Accounts receivable	58	743
Inventories	76	551
Prepaid expenses and deposits	—	14
Other current assets	—	12

Current assets	134	1,320
Property, plant and equipment	20	81
Goodwill	7	—
Investment in associates	4	—
Other financial assets	—	2
Deferred income tax assets	1	9

Non-current assets	32	92

	166	1,412

Short-term debt	60	471
Accounts payable	48	549

Current liabilities	108	1,020
Deferred income tax liabilities	2	2

Non-current liabilities	2	2

	110	1,022

(a)	Includes revenue from related parties (Pools) of $365-million (December 31, 2010 — $59-million).
(b)	Net of income taxes of $20-million (December 31, 2010 — $3-million)

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
4.	OTHER EXPENSES

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Realized loss on derivative financial instruments	27	21	75	28
Unrealized (gain) loss on derivative financial instruments	(15)	(29)	(45)	32
Gain on disposal of marketable securities	—	—	—	(52)
Potash profit and capital tax	15	1	26	4
Bad debt expense	22	18	27	24
Interest income	(19)	(13)	(33)	(21)
Foreign exchange gain	(17)	(6)	(42)	(5)
Other	43	(3)	49	(1)

	56	(11)	57	9

5.	FINANCE COSTS

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Finance costs related to long-term debt	24	22	51	45
Other finance costs
Environmental remediation and asset retirement obligations	2	2	4	5
Other interest expense	10	5	21	9

	12	7	25	14

	36	29	76	59

6.	PERSONNEL COSTS

	Three months ended		Six months ended
Total personnel expenses	June 30,		June 30,
	2011	2010	2011	2010

Short-term employee benefits	388	239	592	390
Post-employment benefits	20	9	33	20
Share-based payments	(10)	(57)	2	(21)

	398	191	627	389

	Three months ended		Six months ended
Compensation of key management personnel	June 30,		June 30,
	2011	2010	2011	2010

Short-term employee benefits	8	2	9	6
Post-employment benefits	—	—	1	1
Share-based payments	(7)	(32)	(2)	(11)

	1	(30)	8	(4)

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
7.	EARNINGS PER SHARE

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Numerator
Consolidated net earnings from continuing operations for the period attributable to equity holders of Agrium	727	518	888	516
Consolidated net (loss) earnings from discontinued operations for the period attributable to equity holders of Agrium	(10)	—	1	—

Consolidated net earnings for the period attributable to equity holders of Agrium	717	518	889	516

Denominator
Weighted-average number of shares outstanding for basic earnings per share	158	157	158	157
Dilutive instruments — stock options (a)(b)	—	1	—	1

Weighted-average number of shares outstanding for diluted earnings per share	158	158	158	158

Basic earnings per share from continuing operations	4.61	3.29	5.63	3.28

Basic (loss) earnings per share from discontinued operations	(0.06)	—	0.01	—

Basic earnings per share	4.55	3.29	5.64	3.28

Diluted earnings per share from continuing operations	4.60	3.28	5.62	3.27
Diluted loss per share from discontinued operations	(0.06)	—	—	—

Diluted earnings per share	4.54	3.28	5.62	3.27

(a)	For diluted earnings per share, conversion or exercise is assumed only if the effect is dilutive to basic earnings per share.
(b)	Using the treasury stock method, stock options with an average grant price less than or equal to the average share price during the period are considered dilutive and potential common share equivalents are considered outstanding.
8.	INVENTORIES

			As at	As at
	As at June 30,		December 31,	January 1,
	2011	2010	2010	2010

Raw materials	265	256	267	231
Finished goods	240	244	268	338
Product for resale	1,904	1,289	1,967	1,568

	2,409	1,789	2,502	2,137

Depreciation and amortization recorded in inventory	21	14	16	16

	Three months ended		Six months ended
Recorded in cost of product sold	June 30,		June 30,
	2011	2010	2011	2010

Depreciation and amortization	51	67	90	103
Direct freight	65	64	114	114
Inventory	4,407	3,237	6,548	4,637

	4,523	3,368	6,752	4,854

Our determination of net realizable value of inventories requires considerable judgment to estimate forecasted selling prices, including assumptions about demand and supply variables.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
9.	PROPERTY, PLANT AND EQUIPMENT

			Machinery
		Buildings and	and	Assets under
June 30, 2011	Land	improvements	equipment	construction	Other	Total

Cost
December 31, 2010	84	927	3,003	335	87	4,436
Additions	2	18	107	128	1	256
Acquisitions	—	1	3	—	—	4
Disposals	(1)	(17)	(32)	(1)	(1)	(52)
Other adjustments	(1)	7	14	(31)	5	(6)
Foreign exchange translation	7	7	61	10	2	87

June 30, 2011	91	943	3,156	441	94	4,725

Accumulated depreciation
December 31, 2010	—	(390)	(1,841)	—	(51)	(2,282)
Depreciation	—	(30)	(107)	—	(4)	(141)
Disposals	—	8	12	—	1	21
Other adjustments	—	(2)	5	—	1	4
Foreign exchange translation	—	(6)	(39)	—	(1)	(46)

June 30, 2011	—	(420)	(1,970)	—	(54)	(2,444)

Net book value	91	523	1,186	441	40	2,281

			Machinery
		Buildings and	and	Assets under
December 31, 2010	Land	improvements	equipment	construction	Other	Total

Cost
January 1, 2010	73	702	2,888	274	78	4,015
Additions	11	150	228	110	7	506
Acquisitions	2	31	37	11	—	81
Disposals	(5)	(34)	(260)	—	(2)	(301)
Other adjustments	2	63	31	(73)	(2)	21
Foreign exchange translation	1	15	79	13	6	114

December 31, 2010	84	927	3,003	335	87	4,436

Accumulated depreciation
January 1, 2010	—	(338)	(1,833)	—	(47)	(2,218)
Depreciation	—	(48)	(202)	—	(5)	(255)
Disposals	—	22	235	—	1	258
Other adjustments	—	(18)	12	—	4	(2)
Foreign exchange translation	—	(8)	(53)	—	(4)	(65)

December 31, 2010	—	(390)	(1,841)	—	(51)	(2,282)

Net book value	84	537	1,162	335	36	2,154

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
10.	INTANGIBLES AND GOODWILL

	Trade	Customer			Total
June 30, 2011	names	relationships	Technology	Other	Intangibles	Goodwill

Cost
December 31, 2010	31	553	64	148	796	2,423
Additions developed internally	—	—	1	—	1	—
Acquisitions	—	3	—	2	5	17
Adjustments to purchase price allocation	—	—	—	—	—	83
Disposals	—	—	(4)	(1)	(5)	(123)
Other adjustments	—	—	2	1	3	(2)
Foreign exchange translation	—	—	2	1	3	36

June 30, 2011	31	556	65	151	803	2,434

Accumulated amortization
December 31, 2010	(7)	(108)	(14)	(48)	(177)	—
Amortization	(1)	(19)	(7)	(17)	(44)	—
Disposals	—	—	3	—	3	—
Other adjustments	—	—	—	(1)	(1)	—
Foreign exchange translation	—	—	—	(1)	(1)	—

June 30, 2011	(8)	(127)	(18)	(67)	(220)	—

Net book value	23	429	47	84	583	2,434

	Trade	Customer			Total
December 31, 2010	names	relationships	Technology	Other	Intangibles	Goodwill

Cost
January 1, 2010	31	537	24	138	730	1,804
Acquisitions	—	6	35	—	41	589
Disposals	—	—	—	(1)	(1)	—
Other adjustments	—	10	4	11	25	3
Foreign exchange translation	—	—	1	—	1	27

December 31, 2010	31	553	64	148	796	2,423

Accumulated amortization
January 1, 2010	(5)	(69)	(9)	(30)	(113)	—
Amortization	(2)	(38)	(3)	(19)	(62)	—
Disposals	—	—	—	1	1	—
Other adjustments	—	—	(1)	—	(1)	—
Foreign exchange translation	—	(1)	(1)	—	(2)	—

December 31, 2010	(7)	(108)	(14)	(48)	(177)	—

Net book value	24	445	50	100	619	2,423

	Three months ended		Six months ended
Amortization of finite-lived intangibles	June 30,		June 30,
	2011	2010	2011	2010

Cost of product sold	1	—	2	1
Selling	16	12	34	23
General and administrative	5	2	8	4

	22	14	44	28

Certain of our trade names with a cost of $17-million (June 30, 2010 — $17-million, December 31, 2010 — $17-million, January 1, 2010 — $17-million) have indefinite lives for accounting purposes and accordingly are not amortized.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
11.	OTHER FINANCIAL ASSETS

			As at	As at
	As at June 30,		December 31,	January 1,

	2011	2010	2010	2010

Investments	5	5	2	25

Receivables	33	29	34	22
Derivative financial instruments	5	2	3	3
Other	29	18	9	38

	72	54	48	88

12.	DEBT

				As at	As at
	As at June 30,			December 31,	January 1,

		2011		2010	2010

	Total	Unutilized	Utilized	Utilized	Utilized

Short-term debt
North American facilities expiring 2012 (a)	775	775	—	—	—
North American accounts receivable securitization (b)	200	200	—	—	—
European facilities expiring 2011 to 2012 (c)	212	—	212	142	74
South American facilities expiring 2011 to 2012	151	48	103	55	32
Australian facilities expiring 2011	8	8	—	100	—
Australian accounts receivable securitization (b)	267	41	226	220	—

	1,613	1,072	541	517	106

Current portion of long-term debt			53	125	—

Long-term debt

Floating rate bank loans due in 2012			—	14	26
Floating rate bank loans due May 5, 2013			460	460	460
6.125% debentures due January 15, 2041			500	500	—
6.75% debentures due January 15, 2019			500	500	500
7.125% debentures due May 23, 2036			300	300	300
7.7% debentures due February 1, 2017			100	100	100
7.8% debentures due February 1, 2027			125	125	125
8.25% debentures due February 15, 2011			—	—	125
Other			95	141	73

			2,080	2,140	1,709
Unamortized transaction costs			(21)	(22)	(10)

			2,059	2,118	1,699

(a)	Outstanding letters of credit issued under our revolving credit facilities at June 30, 2011 were $76-million reducing credit available under the facilities to $699-million.

(b)	We have revolving purchase and sale agreements to sell, with limited recourse, accounts receivable to a maximum of $200-million and AUD$250-million (December 31, 2010 — $200-million and AUD$250-million, January 1, 2010 — $200-million).

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

	As at	As at	As at
Accounts receivable securitization	June 30,	December 31,	January 1,

	2011	2010	2010

Cumulative proceeds from securitization, beginning of period	220	—	200
Acquisitions through business combinations	—	205	—
Proceeds from sale of receivables	1,413	225	400
Securitization reduction payments	(1,415)	(210)	(600)
Foreign currency translation	8	—	—

Cumulative proceeds from securitization, end of period	226	220	—

(c)	Of the total facility, $6-million is secured by accounts receivable.
13.	OTHER PROVISIONS

			Cash-settled
	Environmental	Asset	share-based	Legal
June 30, 2011	remediation (a)	retirement (b)	payments (c)	contingencies	Total

December 31, 2010	119	181	235	29	564
Additional provisions or changes in estimates	14	16	2	9	41
Draw-downs	(7)	(4)	(29)	(4)	(44)
Reversals	(3)	—	—	—	(3)
Accretion	1	3	—	—	4
Other adjustments	1	2	2	(8)	(3)
Foreign currency translation	1	4	—	—	5

June 30, 2011	126	202	210	26	564

Current portion	10	—	173	26	209
Non-current portion	116	202	37	—	355

	126	202	210	26	564

			Cash-settled
	Environmental	Asset	share-based	Legal
December 31, 2010	remediation(a)	retirement(b)	payments (c)	contingencies	Total

January 1, 2010	122	139	149	46	456
Additional provisions or changes in estimates	10	56	111	16	193
Draw-downs	(19)	(7)	(35)	(15)	(76)
Reversals	(2)	(15)	—	(20)	(37)
Accretion	3	6	—	—	9
Other adjustments	3	(1)	4	2	8
Foreign currency translation	2	3	6	—	11

December 31, 2010	119	181	235	29	564

Current portion	10	—	159	29	198
Non-current portion	109	181	76	—	366

	119	181	235	29	564

(a)	We estimate that environmental remediation liabilities will be settled between 2011 and 2038.

(b)	Our asset retirement obligations generally relate to dismantlement and site restoration for nitrogen, potash and phosphate production facilities, marketing and distribution facilities, and potash and phosphate mine assets. We estimate these obligations will be settled between 2011 and 2040, with the exception of obligations related to potash operations, which are expected to occur after 100 years.

(c)	We estimate the fair value of liabilities for cash-settled share-based payment compensation plan awards using a Black-Scholes option pricing model for awards with a service condition, and a Monte Carlo simulation model for awards with service and market conditions.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

Assumptions used to calculate fair value of cash-
settled share-based payments using a Black-Scholes			As at	As at
option pricing model	As at June 30,		December 31,	January 1,

	2011	2010	2010	2010

Risk-free interest rate (%)	1.9	2.1	2.2	3.8
Expected annual volatility (%)	51.90	51.90	53.46	43.04
Expected annual dividend yield (%)	0.13	0.23	0.12	0.18
Expected term of grant (in years)	10	10	10	10

Provisions are recognized in the period when it becomes probable that there will be a future outflow of funds resulting from past operations or events that can be reasonably estimated. The timing of recognition requires the application of judgment to existing facts and circumstances, which can be subject to change. Estimates of the amounts of provisions recognized are based on current legal and constructive requirements, technology and price levels. Actual outflows can differ from estimates due to changes in laws, regulations, public expectations, technology, prices and conditions, and can take place many years in the future. Our provisions for environmental remediation and asset retirement depend on a number of uncertain factors, such as the extent and type of remediation and/or abandonment required and the cost of these activities.

14.	OTHER FINANCIAL LIABILITIES

			As at	As at
	As at June 30,		December 31,	January 1,

	2011	2010	2010	2010

Derivative financial instruments	24	40	33	25
Other	24	11	14	9

	48	51	47	34

15.	OPERATING LEASES

Operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in Wholesale, vehicles and application equipment in Retail, and office equipment and property leases throughout our operations. Commitments represent minimum payments under each agreement in each of the next five years. For the six months ended June 30, 2011, expenses for operating leases were $116-million (six months ended June 30, 2010 — $91-million).

The future minimum lease payments related to our operating leases are as follows:

Future minimum lease payments for operating leases	June 30, 2011

2011	159
2012 — 2015	289
after 2015	75

523

The classification of our leases as finance leases or operating leases is based on the extent to which the risks and rewards of ownership of a leased asset have been transferred. Making this determination requires the use of management’s judgment in assessing the substance of the lease transaction.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
16.	FINANCIAL INSTRUMENTS

In the normal course of business, our financial position, results of operations and cash flows are exposed to various risks. Sensitivity analysis to risk is provided where the effect on net earnings or shareholders’ equity could be material. Sensitivity analysis is performed by relating the reasonably possible changes in the risk variable at June 30, 2011 to financial instruments outstanding on that date while assuming all other variables remain constant.

Market risk
a)	Currency risk
U.S. dollar denominated transactions in our Canadian operations generate foreign exchange gains and losses on outstanding balances which are recognized in net earnings.

			As at	As at
Impact of U.S. dollar changes on net earnings	As at June 30,		December 31,	January 1,
	2011	2010	2010	2010

Net U.S. dollar denominated balance in Canadian operations	585	305	625	254
A $10-million impact requires a strengthening or weakening in the U.S. dollar against the Canadian dollar	0.02	0.05	0.02	0.06

Balances in non-U.S. dollar subsidiaries generate foreign currency translation gains and losses which are included in comprehensive income.

Balances in non-U.S. dollar
Subsidiaries	As at June 30,
(in U.S. dollar equivalent)		2011		2010
	CAD	Euro	AUD	CAD	Euro

Cash and cash equivalents	60	31	248	333	11
Accounts receivable	256	238	513	200	66
Short-term debt	—	(199)	(226)	—	(79)
Accounts payable	(377)	(115)	(352)	(283)	(30)
Current portion of other provisions	(143)	—	(5)	(60)	—

	(204)	(45)	178	190	(32)

Balances in non-U.S. dollar	As at			As at
Subsidiaries	December 31,			January 1,
(in U.S. dollar equivalent)	2010			2010
	CAD	Euro	AUD	CAD	Euro

Cash and cash equivalents	40	6	165	(2)	5
Accounts receivable	126	141	447	69	65
Short-term debt	—	(142)	(308)	—	(31)
Accounts payable	(540)	(86)	(308)	(183)	(38)
Current portion of other provisions	(128)	—	—	(80)	—

	(502)	(81)	(4)	(196)	1

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

Impact of U.S. dollar changes on
comprehensive income	As at June 30,
	2011			2010
	CAD	Euro	AUD	CAD	Euro

A $10-million increase requires a strengthening (weakening) against the U.S. dollar	(0.05)	(0.02)	0.06	0.05	(0.37)
A $10-million decrease requires a strengthening (weakening) against the U.S. dollar	0.05	0.13	(0.05)	(0.06)	0.19

	June 30, 2011			June 30, 2010
	Notional		Fair value	Notional		Fair value
	(millions, buy		assets	(millions, buy		assets
Sell/Buy	currency)	Maturities	(liabilities)	currency)	Maturities	(liabilities)

USD/CAD forwards	CAD 34	2011	1	CAD 131	2010-2011	—
USD/AUD forwards	AUD 69	2011	1	—	—	—
USD/EUR forwards	—	—	—	EUR 8	2010	(1)
AUD/USD forwards	USD 100	2011	(2)	—	—	—
AUD/CAD forwards	CAD 26	2011	—	—	—	—
EUR/USD forwards	USD 43	2011	—	—	—	—
NZD/AUD swaps	AUD 37	2011	(1)	—	—	—
USD/CAD put options purchased	CAD 74	2011	2	—	—	—
USD/CAD call options sold	CAD 153	2011	(1)	—	—	—

			—			(1)

	December 31, 2010			January 1, 2010
	Notional		Fair value	Notional		Fair value
	(millions, buy		assets	(millions, buy		assets
Sell/Buy	currency)	Maturities	(liabilities)	currency)	Maturities	(liabilities)

USD/CAD forwards	CAD 40	2011	3	CAD 46	2010	1
CAD/USD forwards	USD 370	2011	(7)	—	—	—
AUD/USD forwards	USD 381	2011	(24)	—	—	—
EUR/USD forwards	—	—	—	USD 9	2010	—
GBP/USD forwards	—	—	—	USD 2	2010	—

			(28)			1

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
b)	Commodity price risk

Natural gas, power and nutrient derivative financial instruments outstanding

	June 30, 2011			June 30, 2010
			Fair value			Fair value
			assets			assets
	Notional	Maturities	(liabilities)	Notional	Maturities	(liabilities)

Natural gas (BCF) NYMEX contracts
Swaps — bought	27	2011—2013	(67)	44	2010—2013	(69)
Swaps — sold	(27)	2011—2013	24	(44)	2010—2013	4
Collars (swap with options)	7	2011—2012	(1)	22	2010—2012	—
El Paso swaps	1	2011	—	—	—	—
AECO contracts
Swaps	1	2011	(1)

	9		(45)	22		(65)

Power — Swaps (GWh)	343	2011—2013	10	483	2010-2013	3

Nutrient — Urea swaps (short tons)	5,000	2011	1	6,000	2010	—

			(34)			(62)

Natural gas, power and nutrient derivative financial instruments outstanding

	December 31, 2010			January 1, 2010
			Fair value			Fair value
			assets			assets
	Notional	Maturities	(liabilities)	Notional	Maturities	(liabilities)

Natural gas (BCF) NYMEX contracts
Swaps	33	2011—2013	(50)	67	2010—2013	(35)
Collars (swap with options)	12	2011—2012	(1)	23	2010—2012	5
El Paso swaps	2	2011	—	—	—	—
AECO contracts
Swaps	7	2011	(2)	—	—	—

	54		(53)	90		(30)

Power — Swaps (GWh)	412	2011—2013	4	552	2010—2013	(2)
Nutrient — Urea swaps (short tons)	—	—	—	24,500	2010	1

			(49)			(31)

Impact of change in fair value of natural gas
derivative financial instruments	As at June 30,
	2011	2010

A $10-million increase in net earnings requires an increase in gas prices per MMBtu	2.61	4.55
A $10-million decrease in net earnings requires a decrease in gas prices per MMBtu	(4.37)	(4.62)

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
Credit risk
We manage credit risk through rigorous credit approval and monitoring practices. Geographic and industry diversity also mitigate credit risk. The Wholesale business unit sells mainly to large agribusinesses and other industrial users. Letters of credit and credit insurance are used to mitigate risk. The Retail business unit sells to a large customer base dispersed over wide geographic areas in the United States, Canada, Argentina, Chile, Australia and New Zealand. The Advanced Technologies business unit sells to a diversified customer base including large suppliers in the North American professional turf application market.

	June 30,
	2011		2010
		Allowance for		Allowance for
Aging of trade accounts receivable	Gross	doubtful accounts	Gross	doubtful accounts

Not past due	2,417	(28)	1,600	(21)
Less than 30 days	417	(8)	264	(5)
30 — 90 days	153	(13)	111	(10)
91 — 180 days	65	(7)	35	(6)
Greater than 180 days	25	(5)	32	(10)

	3,077	(61)	2,042	(52)

	December 31,		January 1,
	2010		2010
		Allowance for		Allowance for
Aging of trade accounts receivable	Gross	doubtful accounts	Gross	doubtful accounts

Not past due	1,256	(13)	716	(6)
Less than 30 days	241	(3)	155	(2)
30 — 90 days	107	(6)	76	(7)
91 — 180 days	90	(15)	97	(16)
Greater than 180 days	54	(16)	48	(15)

	1,748	(53)	1,092	(46)

			Twelve months
	Six months ended		ended
	June 30,		December 31,
Allowance for doubtful accounts	2011	2010	2010

Balance, beginning of period	53	46	46
Additions	51	35	55
Write-offs	(43)	(29)	(48)

Balance, end of period	61	52	53

Balance as a percent of trade accounts receivable (%)	2	3	4

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
We may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. We manage this counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have an investment grade or higher credit rating and policies that limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty. We also enter into master netting agreements that mitigate our exposure to counterparty credit risk. At June 30, 2011, all counterparties to derivative financial instruments have maintained an investment grade or higher credit rating and there is no indication that any counterparty will be unable to meet their obligations under derivative financial contracts. The carrying amount of financial assets represents the maximum credit exposure.

			As at	As at
	As at June 30,		December 31,	January 1,
Maximum exposure to credit risk	2011	2010	2010	2010

Cash and cash equivalents	966	805	635	933
Accounts receivable	3,624	2,380	1,793	1,247
Marketable securities	1	4	3	114
Other financial assets	72	54	48	88

	4,663	3,243	2,479	2,382

Fair values

Financial instrument	Category	Measurement

Cash and cash equivalents	Held for trading	Fair value
Accounts receivable (a)	Loans and receivables	Amortized cost
Accounts receivable — derivative financial instruments (b)	Held for trading	Fair value
Marketable securities (b)	Available for sale or held for trading	Fair value
Other financial assets	Loans and receivables	Amortized cost
Other financial assets	Available for sale	Fair value
Other financial assets — derivative financial instruments (b)	Held for trading	Fair value
Short-term debt (a)	Financial liabilities	Amortized cost
Accounts payable (a)	Financial liabilities	Amortized cost
Accounts payable — derivative financial instruments (b)	Held for trading	Fair value
Long-term debt (c)	Financial liabilities	Amortized cost
Other financial liabilities	Financial liabilities	Amortized cost
Other financial liabilities — derivative financial instruments (b)	Held for trading	Fair value

(a)	Carrying value approximates fair value due to the short-term nature of the instruments.

(b)	Fair value is recorded at the estimated amount we would receive or pay to terminate the contracts determined based on our assessment of available market information and valuation methodologies based on industry accepted third-party models using assumptions about discount rates and the timing of future cash flows, based on observable market inputs such as interest yield curves.

(c)	Fair value of floating-rate loans approximates carrying value.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

	As at June 30, 2011		As at June 30, 2010
		Carrying		Carrying
Fair value and carrying value of financial instruments	Fair value	value	Fair value	value

Cash and cash equivalents — held for trading	966	966	805	805
Accounts receivable
Loans and receivables	3,616	3,616	2,377	2,377
Fair value through profit or loss	8	8	3	3

	3,624	3,624	2,380	2,380
Marketable securities — held for trading	1	1	4	4
Other financial assets
Loans and receivables	67	67	52	52
Fair value through profit or loss	5	5	2	2

	72	72	54	54
Short-term debt — amortized cost	541	541	119	119
Accounts payable
Amortized cost	2,927	2,927	1,946	1,946
Fair value through profit or loss	23	23	28	28

	2,950	2,950	1,974	1,974
Current portion of long-term debt
Debentures — amortized cost	—	—	131	125
Floating rate debt — amortized cost	53	53	—	—

	53	53	131	125
Long-term debt
Debentures — amortized cost	1,723	1,525	1,216	1,025
Floating rate debt — amortized cost	534	534	542	542

	2,257	2,059	1,758	1,567

Other financial liabilities
Amortized cost	24	24	11	11
Fair value through profit or loss	24	24	40	40

	48	48	51	51

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

Fair value and carrying value of financial instruments	As at December 31, 2010		As at January 1, 2010
		Carrying		Carrying
	Fair value	value	Fair value	value

Cash and cash equivalents — held for trading	635	635	933	933
Accounts receivable
Loans and receivables	1,789	1,789	1,241	1,241
Fair value through profit or loss	4	4	6	6

	1,793	1,793	1,247	1,247
Marketable securities
Available for sale	—	—	113	113
Held for trading	3	3	1	1

	3	3	114	114
Other financial assets
Loans and receivables	43	43	60	60
Available for sale	2	2	25	25
Fair value through profit or loss	3	3	3	3

	48	48	88	88
Short-term debt — amortized cost	517	517	106	106
Accounts payable
Amortized cost	2,615	2,615	2,328	2,328
Fair value through profit or loss	51	51	14	14

	2,666	2,666	2,342	2,342
Current portion of long-term debt
Debentures — amortized cost	126	125	—	—

	126	125	—	—
Long-term debt
Debentures — amortized cost	1,724	1,525	1,246	1,150
Floating rate debt — amortized cost	593	593	549	549

	2,317	2,118	1,795	1,699
Other financial liabilities
Amortized cost	14	14	9	9
Fair value through profit or loss	33	33	25	25

	47	47	34	34

The weighted-average effective interest rate on long-term debt at June 30, 2011 is 5% (June 30, 2010 — 6%, December 31, 2010 — 6%, January 1, 2010 — 6%). The fair value of long-term debt is determined using information classified as Level 2.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

Fair value of financial instruments	Level 1	Level 2	Total

June 30, 2011

Fair value through profit or loss
Cash and cash equivalents	966	—	966
Gas, power and nutrient derivative financial instruments	(44)	10	(34)
Marketable securities	1	—	1

June 30, 2010

Fair value through profit or loss
Cash and cash equivalents	805	—	805
Foreign exchange derivative financial instruments	—	(1)	(1)
Gas, power and nutrient derivative financial instruments	(65)	3	(62)
Marketable securities	4	—	4

December 31, 2010

Fair value through profit or loss
Cash and cash equivalents	635	—	635
Foreign exchange derivative financial instruments	—	(28)	(28)
Gas, power and nutrient derivative financial instruments	(52)	3	(49)
Marketable securities	3	—	3
Available for sale	2	—	2

January 1, 2010

Fair value through profit or loss
Cash and cash equivalents	933	—	933
Foreign exchange derivative financial instruments	—	1	1
Gas, power and nutrient derivative financial instruments	(30)	(1)	(31)
Marketable securities	1	—	1
Available for sale	138	—	138

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
17.	CAPITAL MANAGEMENT

Our primary objectives when managing capital are to provide for: a) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures, and new growth initiatives; and b) an appropriate rate of return to shareholders in relation to the risks underlying our assets.

We monitor the ratios outlined in the table below to manage our capital.

				As at	As at
	As at June 30,			December 31,	January 1,

	2011	2010		2010	2010

Net debt to net debt plus equity (%) (a)	22	17		29	16
Interest coverage (multiple) (b)	14.8	N/A	(c)	12.2	N/A	(c)

(a)	Net debt includes short-term debt and long-term debt, net of cash and cash equivalents. Equity consists of shareholders’ equity.

(b)	Interest coverage is the last twelve months net earnings from continuing operations before finance costs, income taxes, depreciation, amortization and asset impairment divided by interest, which includes interest on long-term debt plus other interest.

(c)	Twelve months of consolidated net earnings from continuing operations before interest expense, income taxes, depreciation, amortization and asset impairment is not available as a result of the transition to IFRS on January 1, 2010.

(d)	The measures of debt, equity and consolidated net earnings from continuing operations described above are non-GAAP financial measures which do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers.

(e)	Our strategy for managing capital is unchanged from December 31, 2010.
Our revolving credit facilities require that we maintain specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in the debt agreement. We were in compliance with all covenants at June 30, 2011.

We have filed a base shelf prospectus in Canada and the U.S. which potentially allows issuance of up to $1.5-billion of debt, equity or other securities until December 2011. Issuance of securities requires filing a prospectus supplement and is subject to availability of funding in capital markets.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
18.	SEGMENTATION

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Consolidated sales
Retail
Crop nutrients	2,108	1,392	2,815	1,763
Crop protection products	1,465	1,238	2,103	1,700
Seed	687	588	917	779
Merchandise	208	29	352	50
Services and other	180	93	283	108

	4,648	3,340	6,470	4,400

Wholesale
Nitrogen	717	481	1,051	742
Potash	259	195	454	386
Phosphate	206	134	444	261
Product purchased for resale	449	228	860	444
Other	82	73	137	126

	1,713	1,111	2,946	1,959

Advanced Technologies	158	141	239	205

Other (a)(b)	(321)	(161)	(503)	(285)

	6,198	4,431	9,152	6,279

Consolidated inter-segment sales (b)
Retail	12	4	18	9
Wholesale	275	141	436	249
Advanced Technologies	34	16	49	27

	321	161	503	285

Consolidated net earnings
Retail	486	361	471	293
Wholesale	569	276	946	423
Advanced Technologies	13	15	8	14
Other (a)	(20)	78	(118)	29

Earnings before finance costs and income taxes	1,048	730	1,307	759
Finance costs related to long-term debt	24	22	51	45
Other finance costs	12	7	25	14

Earnings before income taxes	1,012	701	1,231	700
Income taxes	284	183	343	183

Consolidated net earnings from continuing operations	728	518	888	517
Consolidated net (loss) earnings from discontinued operations	(10)	—	1	—

Consolidated net earnings	718	518	889	517

(a)	The Other segment is a non-operating segment for inter-segment eliminations and corporate functions.

(b)	Sales between segments are accounted for at prices that approximate fair market value.

			As at	As at
	As at June 30,		December 31,	January 1,

	2011	2010	2010	2010

Total assets
Retail	8,177	6,079	6,854	5,389
Wholesale	2,853	2,122	2,602	3,175
Advanced Technologies	456	453	460	418
Other	1,506	1,094	1,550	692
Discontinued operations	166	—	1,412	—

	13,158	9,748	12,878	9,674

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
19.	TRANSITION TO IFRS

The accounting policies set out in note 1 have been applied in preparing the financial statements for the six months ended June 30, 2011, the comparative information presented in these financial statements for the six months ended June 30, 2010, for the year ended December 31, 2010 and in the preparation of an opening IFRS balance sheet at January 1, 2010 (the “transition date”).

In preparing our opening IFRS balance sheet, we have adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian GAAP. An explanation of how the transition from previous Canadian GAAP to IFRS has affected our financial performance, cash flows and financial position is set out in the following tables and the notes that accompany the tables.

	Three months	Six months	Twelve months
	ended	ended	ended
Reconciliation of net earnings and comprehensive income	June 30,	June 30,	December 31,

	2010	2010	2010

Net earnings as reported under previous Canadian GAAP	506	499	714
Adjustments to increase (decrease) reported net earnings:
Share-based payments	—	(3)	(1)
Incentive accrual	3	9	—
Acquisition-related costs	—	45	5
Environmental remediation and asset retirement obligations	(4)	(9)	(6)
Reclassification of non-controlling interest	—	1	—
Income tax effect of reconciling items	17	(24)	1
Other	(4)	(1)	—

Consolidated net earnings as reported under IFRS	518	517	713

Comprehensive income as reported under previous Canadian GAAP	454	441	763
Adjustments to increase (decrease) reported net earnings	12	18	(1)
Adjustments to increase (decrease) reported other comprehensive Income	3	(2)	(28)

Consolidated comprehensive income as reported under IFRS	469	457	734

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

	Three months	Six months	Twelve months
	ended	ended	ended
Reconciliation of cash flows	June 30,	June 30,	December 31,

	2010	2010	2010

Cash provided by (used in) operating activities as reported under previous Canadian GAAP	38	(76)	575
Adjustments to increase (decrease) reported cash provided by operating activities:
Consolidated net earnings	12	18	4
Share-based payments	—	3	1
Acquisition-related costs	—	(45)	(45)
Income tax effect of reconciling items	(8)	19	(1)
Reclassification of non-controlling interest	—	(1)	—
Consolidation of special purpose entity	—	—	45
Other	(8)	5	10

Cash provided by (used in) operating activities as reported under IFRS	34	(77)	589

Cash used in investing activities as reported under previous Canadian GAAP	(119)	(59)	(1,546)
Adjustments to increase (decrease) reported cash provided by investing activities:
Acquisition-related costs	—	—	37
Other	—	—	1

Cash used in investing activities as reported under IFRS	(119)	(59)	(1,508)

Cash (used in) provided by financing activities as reported under previous Canadian GAAP	(12)	13	518
Adjustments to increase (decrease) reported cash provided by financing activities:
Consolidation of special purpose entity	—	—	50

Cash (used in) provided by financing activities as reported under IFRS	(12)	13	568

Effect of exchange rate changes on cash and cash equivalents as reported under previous Canadian GAAP	(9)	(6)	15
Adjustments to increase (decrease) reported effect of exchange rate changes on cash	4	1	(7)

Effect of exchange rate changes on cash and cash equivalents as reported under IFRS	(5)	(5)	8

Cash and cash equivalents — end of period as reported under Canadian GAAP	805	805	540
Adjustments to increase (decrease) reported cash and cash equivalents:
Consolidation of special purpose entity	—	—	95

Cash and cash equivalents — end of period as reported under IFRS	805	805	635

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

Reconciliation of assets	As at

	June 30,	December 31,	January 1,

	2010	2010	2010

Total assets as reported under previous Canadian GAAP	9,795	12,717	9,785
Adjustments to increase (decrease) reported total assets:
Exemption for post employment benefits under IFRS 1	(7)	(7)	(7)
Acquisition-related costs	—	(45)	(45)
Consolidation of special purpose entity	—	221	—
Provisions for asset retirement	47	55	15
Reclassification of deferred income taxes	(95)	(75)	(77)
Other	8	12	3

Total assets as reported under IFRS	9,748	12,878	9,674

Reconciliation of liabilities and equity	As at

	June 30,	December 31,	January 1,

	2010	2010	2010

Total liabilities as reported under previous Canadian GAAP	4,768	7,370	5,193
Adjustments to increase (decrease) reported total liabilities:
Exemption for post employment benefits under IFRS 1	38	38	38
Post-employment benefits	—	16	—
Provisions for share-based payments	40	38	37
Incentive accrual	(9)	—	—
Consolidation of special purpose entity	—	221	—
Provisions for environmental remediation and asset retirement	55	60	14
Reclassification of non-controlling interest	(10)	(8)	(11)
Income tax effect of reconciling items	40	15	16
Reclassification of deferred income taxes	(95)	(75)	(77)
Other	(1)	10	(7)

Total liabilities as reported under IFRS	4,826	7,685	5,203

Total shareholders’ equity as reported under previous Canadian GAAP	5,027	5,347	4,592
Adjustments to increase (decrease) reported total shareholders’ equity:
Exemption for post employment benefits under IFRS 1	(45)	(45)	(45)
Post-employment benefits	—	(16)	—
Provisions for share-based payments	(40)	(38)	(37)
Incentive accrual	9	—	—
Acquisition-related costs	—	(45)	(45)
Provisions for environmental remediation and asset retirement	(8)	(5)	1
Reclassification of non-controlling interest	10	8	11
Income tax effect of reconciling items	(40)	(15)	(16)
Other	9	2	10

Total shareholders’ equity as reported under IFRS	4,922	5,193	4,471

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
First-time adoption of IFRS
Our adoption of IFRS requires that we apply IFRS 1 — First-time Adoption of International Financial Reporting Standards. We have restated comparative information in compliance with IFRS for periods after the transition date. A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2011, and have not been applied in preparing these interim financial statements. If there are any subsequent changes to IFRS that affect the first annual IFRS financial statements, these financial statements may have to be restated.
IFRS 1 requires certain mandatory exceptions and permits certain optional exemptions from this general requirement. We prepared our opening balance sheet using the following elections under IFRS 1:

IFRS Exemption Options	Summary of Policy Selection
Business Combinations
We may elect, on transition to IFRS, to either restate all past business combinations in accordance with IFRS 3 Business Combinations or to apply an elective exemption from applying IFRS 3 to business combinations completed before the transition date.

We have elected, on transition to IFRS, to apply the exemption such that transactions entered into prior to the transition date will not be restated. Because we did not adopt CICA Handbook section 1582 in 2010, we restated business combinations completed in 2010.

Share-Based Payments
We may elect not to apply IFRS 2, Share-based Payments, to equity instruments granted on or before November 7, 2002, or which vested before our transition date. We may also elect not to apply IFRS 2 to liabilities arising from share-based payment transactions that settled before the transition date.

We have elected not to apply IFRS 2 to equity instruments granted on or before November 7, 2002, or which vested before our transition date. We have also elected not to apply IFRS 2 to liabilities arising from share-based payment transactions that settled before the transition date.

Employee Benefits
We may elect to recognize all cumulative actuarial gains and losses through opening retained earnings at the transition date. Actuarial gains and losses would have to be recalculated under IFRS from the inception of each of our defined benefit plans to separate recognized and unrecognized cumulative actuarial gains and losses if the exemption is not taken.
We have elected to recognize all cumulative actuarial gains and losses at the date of transition as an adjustment to retained earnings.

Foreign Exchange
On transition, cumulative translation gains or losses in accumulated other comprehensive income can be reclassified to retained earnings at our election. If not elected, all cumulative translation differences must be recalculated under IFRS from inception.

We have elected to apply the exemption and reclassify the balance of cumulative foreign exchange translation gains or losses from other comprehensive income to retained earnings at the transition date, with no resulting change to total shareholders’ equity.

Asset Retirement Obligations
IFRS requires changes in obligations to dismantle, remove and restore items of property, plant and equipment to be added to or deducted from the cost of the asset. The adjusted depreciable amount of the asset is then depreciated over its remaining useful life. Rather than recalculating the effect of all such changes throughout the life of the obligation, we may elect to measure the liability and the related depreciation effects at the transition date.
We have elected to apply the exemption from full retrospective application at the transition date.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
Estimates are a mandatory exception in IFRS 1 applied in the conversion from Canadian GAAP to IFRS. Hindsight is not used to create or revise estimates. The estimates we previously made under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any differences in accounting policies.

Significant Differences Between IFRS and Canadian GAAP	Impact
Employee Benefits
IFRS permits the recognition of actuarial gains and losses immediately in equity, immediately to earnings, or on a deferred basis to earnings. Canadian GAAP does not permit immediate recognition in equity. Further, IFRS requires expensing of vested past service costs immediately while unvested costs are amortized on a straight-line basis over the vesting period. Canadian GAAP requires amortization of past service costs over the expected average remaining service life of active employees and amortization of costs over the average life expectancy of former employees.
Transition date impact: none Future impact: greater variability in shareholders’ equity within accumulated other comprehensive income

Share-Based Payments
IFRS requires measurement of cash-settled, share-based awards at fair value, while Canadian GAAP allows measurement of these awards at intrinsic value. In addition, Agrium used straight-line depreciation to recognize graded vesting stock based instruments under Canadian GAAP, while IFRS requires accounting for each installment as a separate arrangement.

Transition date impact: reduction in shareholders’ equity and an increase in liabilities

Future impact: a continued measurement difference between the intrinsic value and the fair value of cash-settled share based awards

Income Taxes
Classification of future income tax under IFRS is non-current whereas Canadian GAAP splits future income taxes between current and non-current components.

IFRS requires recognition of the deferred tax impact for temporary differences arising on translation of certain foreign denominated non-monetary assets or liabilities. Canadian GAAP does not allow similar treatment.

Transition date impact: reclassifying all future income taxes to non-current results in a decrease in current assets and a decrease in non-current income tax liabilities

Future impact: remains a classification difference

Transition date impact: increase in deferred tax liabilities and a corresponding decrease in retained earnings

Future impact: continued recognition of the deferred tax impact with respect to the translation of foreign denominated non-monetary assets or liabilities

Provisions
IFRS requires discounting of provisions where the effect of the discounting is material. Provisions are not discounted under Canadian GAAP unless specifically required or when a provision is required to be measured at fair value.

The specific provisions for asset retirement obligations under IFRS are measured based on management’s best estimate. The discount rate used in calculating the present value of the cash flow estimates is to be based on risks specific to the liability unless these risks have been incorporated into the cash flow estimates. Canadian GAAP measures asset retirement obligations

Transition date impact: decrease in environmental liabilities and a corresponding increase to retained earnings

Future impact: each period there will be a charge to earnings for accretion of the discount

Transition date impact: increase to asset retirement obligations and a corresponding decrease to retained earnings

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

Significant Differences Between IFRS and Canadian GAAP	Impact
at fair value incorporating market assumptions. The discount rate used is a credit-adjusted risk-free rate.	Future impact: decrease in charge to earnings each period for accretion of discount

Impairment of Assets
Under IFRS, the impairment of assets, excluding financial assets, is tested and measured by comparing the carrying value of an asset or cash generating unit to its recoverable amount. Recoverable amount is measured as the higher of fair value less cost to sell or value-in-use (discounted future cash flows). IFRS permits impairment reversals for assets (excluding goodwill). The IFRS approach has the potential to increase income statement volatility due to the potential for increased write-downs and reversals of write-downs.
Transition date impact: none Future impact: increased potential for impairment losses and reversal of previously recorded losses

Business Combinations
IFRS does not include acquisition-related costs within consideration transferred in a business combination whereas the cost of acquisition does include direct, incremental acquisition-related costs under Canadian GAAP.
Transition date impact: decrease in shareholders’ equity and total assets Future impact: potential increase in charges to earnings in the amount of acquisition-related costs for business combinations

Non-Controlling Interest
IFRS requires non-controlling interest to be presented as a component of shareholders’ equity separate from the parent’s equity while Canadian GAAP presents non-controlling interest as a separate component between liabilities and equity.
Transition date impact: increase in shareholders’ equity Future impact: non-controlling interest will continue to be presented within shareholders’ equity

Consolidation of Special Purpose Entities and Transfers of Financial Assets
Under Canadian GAAP, a qualified special purpose entity (“QSPE”) that met certain conditions was not consolidated by a party that was a transferor of assets to the QSPE. Under IFRS, an entity that has transactions with a QSPE may in substance control the entity, requiring consolidation. In determining whether or not financial assets should be derecognized on transfer, for example in an accounts receivable securitization, IFRS focuses on evaluation of whether a qualifying transfer has taken place, whether risks and rewards have been transferred, and in some cases whether control over the assets has been transferred. Canadian GAAP focused on an evaluation of the transfer of control.

On transition (and continuing as a future impact), we consolidated a special purpose entity acquired in the AWB acquisition to which we transferred accounts receivable. Assets transferred that did not meet the IFRS criteria were not recorded as sales as the arrangement did not transfer substantially all the risks and rewards of ownership of the receivables to a third party. Accordingly, we recorded cash received on sale of receivables as secured borrowings.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
20.	PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES

Ownership

Agrium, a general partnership	100%
Agrium U.S. Inc.	100%
Crop Production Services, Inc.	100%
Landmark Rural Holdings Limited	100%
Profertil S.A.	50%

AGRIUM INC.
Results by Segment
(Unaudited — millions of U.S. dollars)
Schedule 1a

	Three months ended June 30,
	2011
			Advanced
	Retail	Wholesale	Technologies	Other	Total

Sales - external	4,636	1,438	124	—	6,198
- inter-segment	12	275	34	(321)	—

Total sales	4,648	1,713	158	(321)	6,198
Cost of product sold	3,652	1,093	121	(343)	4,523

Gross profit	996	620	37	22	1,675

Gross profit (%)	21	36	23		27

Selling expenses	473	8	10	(3)	488
EBITDA(1)	529	617	18	(19)	1,145
EBIT(2)	486	569	13	(20)	1,048

	Three months ended June 30,
	2010
			Advanced
	Retail	Wholesale	Technologies	Other	Total

Sales - external	3,336	970	125	—	4,431
- inter-segment	4	141	16	(161)	—

Total sales	3,340	1,111	141	(161)	4,431
Cost of product sold	2,621	837	110	(200)	3,368

Gross profit	719	274	31	39	1,063

Gross profit (%)	22	25	22		24

Selling expenses	329	9	8	(2)	344
EBITDA(1)	388	339	20	80	827
EBIT(2)	361	276	15	78	730

(1)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

(2)	Earnings (loss) from continuing operations before finance costs and income taxes.

(3)	All schedules have been restated to conform to International Financial Reporting Standards.

AGRIUM INC.
Results by Segment
(Unaudited — millions of U.S. dollars)
Schedule 1b

	Six months ended June 30,
	2011
			Advanced
	Retail	Wholesale	Technologies	Other	Total

Sales - external	6,452	2,510	190	—	9,152
- inter-segment	18	436	49	(503)	—

Total sales	6,470	2,946	239	(503)	9,152
Cost of product sold	5,134	1,917	186	(485)	6,752

Gross profit	1,336	1,029	53	(18)	2,400

Gross profit (%)	21	35	22		26

Selling expenses	808	19	19	(5)	841
EBITDA(1)	554	1,029	19	(112)	1,490
EBIT(2)	471	946	8	(118)	1,307

	Six months ended June 30,
	2010
			Advanced
	Retail	Wholesale	Technologies	Other	Total

Sales - external	4,391	1,710	178	—	6,279
- inter-segment	9	249	27	(285)	—

Total sales	4,400	1,959	205	(285)	6,279
Cost of product sold	3,519	1,467	159	(291)	4,854

Gross profit	881	492	46	6	1,425

Gross profit (%)	20	25	22		23

Selling expenses	551	18	14	(6)	577
EBITDA(1)	347	521	23	33	924
EBIT(2)	293	423	14	29	759

(1)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

(2)	Earnings (loss) from continuing operations before finance costs and income taxes.

(3)	All schedules have been restated to conform to International Financial Reporting Standards.

AGRIUM INC.
Product Lines
(Unaudited — millions of U.S. dollars)
Schedule 2

	Three months ended June 30,						Six months ended June 30,
	2011			2010			2011			2010
		Cost of			Cost of			Cost of			Cost of
		product	Gross		product	Gross		product	Gross		product	Gross
	Sales	sold(1)(2)	profit	Sales	sold(1)(2)	profit	Sales	sold(1)(2)	profit	Sales	sold(1)(2)	profit

Retail(3)(4)
Crop nutrients	2,108	1,731	377	1,392	1,140	252	2,815	2,323	492	1,763	1,448	315
Crop protection products	1,465	1,140	325	1,238	964	274	2,103	1,676	427	1,700	1,357	343
Seed	687	555	132	588	482	106	917	750	167	779	658	121
Merchandise	208	181	27	29	26	3	352	308	44	50	46	4
Services and other	180	45	135	93	9	84	283	77	206	108	10	98

	4,648	3,652	996	3,340	2,621	719	6,470	5,134	1,336	4,400	3,519	881

Wholesale(4)
Nitrogen	717	393	324	481	343	138	1,051	576	475	742	532	210
Potash	259	94	165	195	86	109	454	164	290	386	171	215
Phosphate	206	123	83	134	125	9	444	266	178	261	234	27
Product purchased for resale	449	427	22	228	224	4	860	822	38	444	428	16
Other	82	56	26	73	59	14	137	89	48	126	102	24

	1,713	1,093	620	1,111	837	274	2,946	1,917	1,029	1,959	1,467	492

Advanced Technologies(4)
Turf and ornamental	91	75	16	97	76	21	143	116	27	141	110	31
Agriculture	67	46	21	44	34	10	96	70	26	64	49	15

	158	121	37	141	110	31	239	186	53	205	159	46

Other inter-segment eliminations(4)	(321)	(343)	22	(161)	(200)	39	(503)	(485)	(18)	(285)	(291)	6

Total(4)	6,198	4,523	1,675	4,431	3,368	1,063	9,152	6,752	2,400	6,279	4,854	1,425

(1)	Wholesale includes inventory and purchase commitment write-downs.

(2)	Includes depreciation and amortization.

(3)	International Retail net sales were $858-million (2010 — $59-million) and gross profit was $141-million (2010 — $12-million) for the three months ended June 30. International Retail net sales were $1.4-billion (2010 — $86-million) and gross profit was $249-million (2010 - $17-million) for the six months ended June 30.

(4)	Comparative figures have been reclassified to conform to the current year’s revised categories.

AGRIUM INC.
Selected Wholesale Volumes and Sales Prices
(Unaudited)
Schedule 3a

	Three months ended June 30,
	2011				2010
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)

Nitrogen
Domestic
Ammonia	410	620			451	441
Urea	508	516			401	406
Other	381	367			299	272

Total domestic	1,299	504			1,151	385
International	134	463			105	354

Total nitrogen	1,433	500	274	226	1,256	382	273	109

Potash
Domestic	316	547			329	419
International	227	374			200	279

Total potash	543	477	173	304	529	366	161	205

Phosphate	259	795	475	320	243	553	514	39

Product purchased for resale	1,014	443	421	22	759	301	296	5

Other
Ammonium sulfate	89	382	180	202	102	280	179	101
Other	99				121

Total other	188				223

Total Wholesale	3,437	499	319	180	3,010	369	278	91

AGRIUM INC.
Selected Wholesale Volumes and Sales Prices
(Unaudited)
Schedule 3b

	Six months ended June 30,
	2011				2010
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)

Nitrogen
Domestic
Ammonia	568	581			594	426
Urea	808	509			722	400
Other	589	358			477	270

Total domestic	1,965	484			1,793	374
International	217	456			195	362

Total nitrogen	2,182	482	264	218	1,988	373	267	106

Potash
Domestic	528	536			678	417
International	492	346			385	265

Total potash	1,020	445	161	284	1,063	362	160	202

Phosphate	565	786	471	315	493	529	474	55

Product purchased for resale	1,925	447	427	20	1,436	309	298	11

Other
Ammonium sulfate	177	356	175	181	192	259	176	83
Other	167				205

Total other	344				397

Total Wholesale	6,036	488	318	170	5,377	365	273	92

AGRIUM INC.
Depreciation and Amortization in Cost of Product Sold
(Unaudited — millions of U.S. dollars)
Schedule 4

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Retail	2	—	3	—

Wholesale
Nitrogen	25	19	37	37
Potash	11	18	20	22
Phosphate	9	23	21	34
Other	1	2	2	3

	46	62	80	96

Advanced Technologies	3	5	7	7

Total	51	67	90	103